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05005606

January 31, 2005

VIA COURIER

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.


SUPPL

Re: Furnishing of Information (Supplement to Listing Memorandum) under Rule 12g3-2(b) under the Securities Exchange Act of 1934 -- File Number 82-34846

Ladies and Gentlemen:

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number 82-34846 for its Rule 12g3-2(b) submissions.

Please acknowledge receipt of this letter and the enclosed information by stamping the enclosed copy and returning it to the waiting messenger.

Sincerely,

Roland Chase

Enclosure



Ad-hoc Publications pursuant to Section 15 of the German Securities Trading Act

Leverkusen, January 28, 2005
LANXESS AG: LANXESS spin-off legally effective

The spin-off of the LANXESS subgroup took legal effect on January 28, 2005 upon its entry in the commercial register for Bayer AG. The chemicals and polymers activities of the LANXESS subgroup relating to the spun-off assets and liabilities have thus been legally transferred from Bayer AG to LANXESS AG. In return, all the shares of LANXESS AG are being allotted to Bayer AG stockholders in the ratio of one LANXESS share for every ten Bayer shares held. For technical reasons the allotment will not take place until after the close of trading today. The number of LANXESS shares to be allotted to each Bayer stockholder is dependent on the number of Bayer shares held by such stockholder at that time.

All the shares of LANXESS AG are to be admitted on January 28, 2005 to the Prime Standard sub-segment of the official market segment (Amtlicher Markt) of the Frankfurt Stock Exchange. Trading in the shares of LANXESS AG is scheduled to commence on January 31, 2005. From that day forward, Bayer AG shares are to be quoted "ex-spin-off". On January 28, 2005 trading in LANXESS AG shares is not yet possible and Bayer shares will continue to be traded "cum LANXESS".

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040
Listing: Admission to the official market sub-segment entailing additional post-admission obligations (Prime Standard) applied for on December 22, 2004

This ad-hoc publication is neither an offer to sell nor an invitation to purchase any type of securities. In particular, it is not an offer for the sale of securities in the United States. Securities may not be offered or sold in the United States except with prior registration or with an exemption from registration under the U.S. Securities Act of 1933, as amended. Neither LANXESS AG nor Bayer AG intends to register any securities of LANXESS AG in the United States or to conduct a public offering of securities in the United States or any other jurisdiction.

Contacts LANXESS AG/ Investor Relations
- Michael Pontzen: +49 214-30 43804
- Tanja Satzer: +49 214-30 43801
- Oliver Stratmann: +49 214-30 49611
- Dr. Gerd Zelesny: +49 214-30 71416

Forward-Looking Statements
This ad-hoc publication contains forward-looking statements based on current assumptions and forecasts made by the management of LANXESS AG. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of LANXESS AG and the estimates given here. LANXESS AG assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.


LANXESS
Energizing Chemistry

LANXESS Aktiengesellschaft
Leverkusen

Supplement No. 1 dated 28 January 2005 to the Listing Memorandum dated 18 January 2005 pursuant to section 52 (2) of the German Stock Exchange Admission Regulations (*Börsenzulassungs-Verordnung*)

The Listing Memorandum dated 18 January 2005 is supplemented as follows:

- On the cover page, the ninth paragraph, commencing with "72,984,192 no par value ordinary bearer shares (no-par shares)", is revised as follows:

  "72,984,192 no par value ordinary bearer shares (no-par shares) issued in connection with the capital increase against contribution in kind, which was resolved upon on 21 December 2004 and which took effect on 28 January 2005, in order to implement the spin-off (registered with the Commercial Register (*Handelsregister*) on the same day) of Bayer Aktiengesellschaft's equity interest in LANXESS Deutschland GmbH, in which (directly and through subsidiaries) certain chemicals and polymers activities of the Bayer Group were combined, and of other assets and liabilities of Bayer Aktiengesellschaft to LANXESS Aktiengesellschaft pursuant to the resolutions of the Extraordinary Stockholders' Meetings of Bayer Aktiengesellschaft held on 17 November 2004 and of LANXESS Aktiengesellschaft held on 21 December 2004 (Spin-off pursuant to the German Transformation Act)"

- In "General Information – Creation of LANXESS", the first two sentences of the second paragraph are revised as follows:

  "Until the Spin-off took effect on 28 January 2005, LANXESS AG had been a wholly-owned subsidiary of Bayer AG. LANXESS GmbH – in which the majority of the Bayer Group's chemicals activities and approximately one third of the Bayer Group's polymers activities had been combined either directly or through subsidiaries – was also until this date a wholly-owned subsidiary of Bayer AG."

  In the second paragraph, the fourth and fifth sentences are revised as follows:

  "In return for this transfer, all of LANXESS AG's no par value ordinary bearer shares (no-par shares) were granted to the stockholders of Bayer AG. One ordinary bearer share of LANXESS AG was issued for every ten Bayer AG shares."

  In the second paragraph, the seventh sentence is revised as follows:

  "The Spin-off became effective upon its registration in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*) on 28 January 2005."

- In "General Information – Subject Matter of the Listing Memorandum", the second paragraph is revised as follows:

  "72,984,192 of the LANXESS Shares originate from a capital increase (hereinafter referred to as the "Capital Increase"), by which LANXESS AG's capital stock was increased by €72,984,192.00 from €50,000.00 to €73,034,192.00 through the issuance of 72,984,192 no par value ordinary bearer shares, in exchange for a contribution in kind consisting of the assets and liabilities of Bayer AG transferred from Bayer AG to LANXESS AG by way of spin-off pursuant to the Spin-off Agreement. The registration of the Capital Increase, which occurred on 10 January 2005, was, pursuant to section 125 sentence 1, section 66 and section 130 (1) UmwG, a prerequisite for the registration of the Spin-off in the Commercial Registers (*Handelsregister*) for LANXESS AG and Bayer AG."

The third paragraph is revised as follows:

"In addition to the shares issued in the context of LANXESS AG's Capital Increase for purposes of implementing the Spin-off, the 50,000 no par value ordinary bearer shares transferred by Bayer AG to LANXESS AG by way of the Spin-off were also issued to the stockholders of Bayer AG."

- In "General Information – Notice Regarding Financial Information in this Listing Memorandum", the second sentence is revised as follows:

  "The assets and liabilities transferred to the LANXESS Group were recognised and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements."

- In "Summary of the Listing Memorandum – Selected Consolidated Financial Data", the second sentence of the second paragraph is revised as follows:

  "The assets and liabilities transferred to the LANXESS Group were recognised and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements."

- In "Summary of the Listing Memorandum – Transfer of the Major Part of the Chemicals Business and of Parts of the Polymers Business from Bayer AG to LANXESS AG by Way of Spin-off (*Abspaltung zur Aufnahme*)", the second sentence is revised as follows:

  "As a first step, the relevant chemicals and polymers activities had been combined within the Bayer Group and thereafter transferred to LANXESS AG by way of spin-off."

- In "Summary of the Listing Memorandum – Transfer of the Major Part of the Chemicals Business and of Parts of the Polymers Business from Bayer AG to LANXESS AG by Way of Spin-off (*Abspaltung zur Aufnahme*) – First Step – Consolidation of the Major Parts of the Chemicals and of Parts of the Polymers Activities", the second sentence of the first paragraph is revised as follows:

  "In return therefor, Bayer AG was in each case granted one share in LANXESS GmbH, which at that time was 100% owned by Bayer AG."

- In "Summary of the Listing Memorandum – Transfer of the Major Part of the Chemicals Business and of Parts of the Polymers Business from Bayer AG to LANXESS AG by Way of Spin-off (*Abspaltung zur Aufnahme*) – Second Step – The Spin-off", the sole paragraph is revised as follows:

  "As a second step, the separation from the Bayer Group was consummated by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG. In this regard, Bayer AG, as transferring entity, transferred its entire equity interest in LANXESS GmbH and certain other portions of its assets and liabilities in their entirety to the acquiring entity, LANXESS AG. In return for the assets and liabilities spun off to it, the latter issued 73,034,192 shares to the stockholders of Bayer AG. For purposes of implementing the Spin-off, Bayer AG and LANXESS AG had entered into a spin-off and acquisition agreement. The Extraordinary Stockholders' Meetings of the companies had approved the agreement on 17 November and on 21 December, 2004, respectively. The Spin-off became effective upon registration in the Commercial Register (*Handelsregister*) for Bayer AG on 28 January 2005."

- In "Stock Exchange Listing – Subject Matter of the Stock Exchange Listing, Timetable, Publications", the first paragraph is revised as follows:

  "On 22 December 2004, the Company filed an application for the admission to trading on the official market segment (*amtlicher Markt*) and, simultaneously, the official market sub-segment entailing additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange of all 73,034,192 no par value ordinary bearer shares (no-par shares) (entire capital stock) of the Company, each such no-par share currently representing a €1.00 portion of the capital stock. On 28 January 2005, the Frankfurt Stock Exchange issued the order approving the admission of the shares to trading. Trading in the shares on the stock exchange is expected to commence on 31 January 2005."

The paragraph preceding the timetable is revised as follows:

"The timetable for the time after registration of the Spin-off in the Commercial Register (*Handelsregister*) for Bayer AG on 28 January 2005 and the order approving the admission of the shares to trading issued by the Frankfurt Stock Exchange on the same day is as follows:"

The first two rows of the timetable have been deleted and the timetable is restated as follows:

„29 January 2005	Publication of a notice (*Hinweisbekanntmachung*) regarding the availability of a supplement to the Listing Memorandum in the Frankfurter Allgemeine Zeitung and, at a later date, in the Federal Gazette (*Bundesanzeiger*)
29 January 2005	Publication of the allotment notice in the Frankfurter Allgemeine Zeitung and, at a later date, in the Federal Gazette
31 January 2005	First day of listing“

The paragraph following the timetable is revised as follows:

"The German-language version of the Listing Memorandum (*Börsenzulassungsprospekt*) has been available since 19 January 2005 at no charge from the Company as a download from the Company's web site (www.lanxess.com), from the Global Co-ordinators and from the paying and depository agent disclosed in this Listing Memorandum (see "*General Information on LANXESS Aktiengesellschaft — Notices, Paying Agent and Depository Agent*") as well as from the admission office of the Frankfurt Stock Exchange."

- In "Stock Exchange Listing", the section entitled "Capital stock following registration of the Spin-off" is revised as follows:

  "Capital stock since registration of the Spin-off

  Since the time of registration of the Spin-off in the Commercial Register (*Handelsregister*) for Bayer AG, the Company's capital stock amounts to €73,034,192.00."

- In "Stock Exchange Listing – General and Specific Information Regarding the Shares – Form of shares and share certificates", the sole paragraph is revised as follows:

  "All shares of the Company were issued as no par value ordinary bearer shares (no-par shares). Pursuant to section 5 (1) of the Company's articles of association, the stockholders are not entitled to receive share certificates. The shares are represented by two permanent global certificates which have been deposited with Clearstream Banking AG, Frankfurt am Main, as depositary bank."

- In "Stock Exchange Listing – Allotment Procedure", the first paragraph is revised as follows:

  "The Spin-off took effect upon its registration in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court (*Amtsgericht*) of Cologne on 28 January 2005. Upon the Spin-off taking effect, all 73,034,192 shares of LANXESS AG were issued to the stockholders of Bayer AG at an allotment ratio of 10:1. 72,984,192 of these shares originated from the Capital Increase of LANXESS AG effected for purposes of implementing the Spin-off. The remaining 50,000 of these shares were transferred by way of the Spin-off from Bayer AG to LANXESS AG. Immediately after the Spin-off became effective, the interest held by any given stockholder in LANXESS AG corresponded to such stockholder's interest in Bayer AG (a spin-off maintaining proportionality of ownership)."

- In "Stock Exchange Listing – Allotment Procedure – Allotment ratio", the sole paragraph is revised as follows:

  "Upon the Spin-off taking effect, Bayer AG stockholders were issued one no par value ordinary bearer share (no-par share) of LANXESS AG (ISIN DE0005470405/WKN 547040) – each such no-par share currently representing a €1.00 portion of the capital stock and carrying full dividend rights from 1 January 2004 – for every ten no par value ordinary bearer shares of Bayer AG (ISIN DE0005752000/WKN 575200)."

- In "Stock Exchange Listing – Allotment Procedure – Fractional rights", the first sentence is revised as follows:

"By virtue of the 10:1 allotment ratio, those stockholders who held Bayer shares in their securities account in an amount not evenly divisible by ten received fractional rights in a LANXESS AG share (fractional share)."

- In "Stock Exchange Listing – Allotment Procedure – Trustee", the second sentence is revised as follows:

  "Accordingly, prior to the Spin-off taking effect, Deutsche Bank held the LANXESS shares to be issued in trust and, upon registration of the Spin-off, allocated these to Bayer stockholders according to the 10:1 allotment ratio stipulated in the Spin-off Agreement."

- In "Stock Exchange Listing – Allotment Procedure – Execution of the allotment", the first paragraph from the end of the first sentence onwards is revised as follows:

  "The allotment of the LANXESS shares already occurred on the evening of 28 January 2005 through Clearstream Banking AG, Frankfurt am Main, in the ratio of 10:1 by way of a credit to the relevant securities account. The allotted LANXESS shares were credited to the securities account of the respective bank at Clearstream Banking AG, Frankfurt am Main for the account of the relevant stockholders. The shares are represented by two permanent global certificates which have been deposited with Clearstream Banking AG, Frankfurt am Main, as depositary bank."

  The third and fourth sentences of the second paragraph are revised as follows:

  "For this reason, the holders of Bayer ADRs were, in the context of the Spin-off, given the option until 27 January 2005 to either accept or sell the LANXESS shares. The depositary bank deems those holders of Bayer ADRs who did not give any instructions as to which option they wished to pursue to have opted to sell their LANXESS shares."

- In "Risk Factors – Risks relating to the Spin-off and Strategic Realignment of LANXESS – Tax consequences in connection with the Spin-off and the preparatory measures implemented for this purpose", the third sentence of the first paragraph is revised as follows:

  "This LANXESS Corporate Center, which is relevant for demonstrating in connection with the Spin-off that LANXESS is an operationally separate business division (*Teilbetrieb*), has been transferred to LANXESS AG."

  The first sentence of the second paragraph is revised as follows:

  "On the basis of the above-mentioned advance ruling, corporate income tax and trade tax loss carry forwards incurred by Bayer AG also pass to LANXESS AG on a *pro rata* basis by way of the Spin-off."

  The second to last sentence of the last paragraph is revised as follows:

  "Consequently, in the opinion of the Board of Management of LANXESS AG, LANXESS GmbH was not the economic owner of these properties at the time of the Spin-off as a result of the condition precedent."

- In "Risk Factors – Risks relating to the Spin-off and Strategic Realignment of LANXESS – Development of administrative, financial and other functions as well as other measures in connection with the Spin-off", the first paragraph is revised as follows:

  "Until the Spin-off entered into effect on 28 January 2005, the Bayer Group provided administrative, financial, legal, information technology and other services for the business operations combined in LANXESS GmbH and its direct and indirect subsidiaries. The LANXESS Corporate Center, which was transferred to LANXESS AG in connection with the Spin-off, performed the following functions, among others, in this connection: board office, corporate development, industrial & environmental affairs, treasury, tax, corporate controlling, internal auditing, accounting, communications, law & intellectual property, investor relations and human resources. Employees of LANXESS GmbH supported the LANXESS Corporate Center in the performance of its tasks."

- In "Risk Factors – Risks relating to the Spin-off and Strategic Realignment of LANXESS – Obligation to make a public offer to purchase the shares of a listed subsidiary in India", the first two sentences of the first paragraph are revised as follows:

  "In connection with the Spin-off, shares of LANXESS India Private Ltd., New Delhi, India, which, in turn, holds shares in Bayer ABS Limited, Baroda, India, were transferred by Bayer AG

to LANXESS GmbH. As a consequence of this transaction, LANXESS GmbH indirectly holds 50.97% of the shares of Bayer ABS Limited."

- In "Risk Factors – Risks arising from the Admission to the Stock Exchange – Effects on the stock market price of LANXESS Shares resulting from the stockholders' behaviour immediately following admission to the stock exchange", the first sentence of the first paragraph is revised as follows:

  "Immediately after the Spin-off entered into effect, all shares of LANXESS AG were held by Bayer stockholders."

  The last sentence of the first paragraph is revised as follows:

  "Therefore, the possibility cannot be excluded that some of Bayer's stockholders, who became simultaneous LANXESS stockholders when the Spin-off took effect, will decide immediately or shortly after the shares are listed to sell their LANXESS Shares in accordance with their risk preferences, investment strategies or investment guidelines in effect at the time."

  The first two sentences of the second paragraph are revised as follows:

  "In connection with the Spin-off, the holders of Bayer ADRs were given an option to choose by 27 January 2005 whether they wished to receive the LANXESS Shares or arrange for them to be sold. ,The depositary bank deems those holders of Bayer ADRs who by this time did not give any instructions with respect to the exercise of the option they wished to pursue to have elected to sell their LANXESS Shares."

  The last sentence of the second paragraph is revised as follows:

  "The possibility that a large percentage of holders of Bayer ADRs have exercised the option such that the relevant LANXESS shares will be sold cannot be excluded."

- In "Selected Consolidated Financial Data", the second sentence of the second paragraph is revised as follows:

  "The assets and liabilities transferred to the LANXESS Group were recognised and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements."

- In "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview – Bases for financial statement reporting", the last sentence in the second paragraph is revised as follows:

  "Thus, information concerning the LANXESS Group's historical financial condition and results of operations is intended to be conveyed based on the fictitious assumption that the structure of the LANXESS Group had already existed in the past."

  The first sentence of the third paragraph is revised as follows:

  "In principle, the demarcation of the business transferred is based on the consolidated reporting structures and, therefore, the reporting units underlying those structures."

  The fourth sentence in the fourth paragraph is revised as follows:

  "Specifically, assumptions were made as to net debt and interest expense, which are dependent on the capital structure of the LANXESS Group."

- In "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Financing and Liquidity – Financing at the time of the Spin-off", the second sentence of the second paragraph is revised as follows:

  "Financial leases relating to the LANXESS Group that existed at the time of the Spin-off were transferred, either directly or indirectly, to the LANXESS Group companies in the form of subleases."

- In "Management's Discussion and Analysis of Financial Condition and Results of Operations – Management of Market Price Risks at LANXESS – Interest rate risk", the last sentence of the first paragraph is revised as follows:

  "The targeted net indebtedness of the LANXESS Group is presented in terms of predominantly centralised external borrowings."

- In "Information Concerning the Business of LANXESS – Employees and Pensions", the last two sentences of the second paragraph are revised as follows:

  "These employees continued to belong to the Bayer Group even after the Spin-off took effect. As a result, the number of employees attributable to the LANXESS Group declined compared to the total number of employees reported as of 30 September 2004."

  The last three sentences of the fourth paragraph are revised as follows:

  "As of 30 September 2004, 56 employees were employed at the LANXESS Corporate Center, which until the Spin-off took effect constituted an organisational unit within Bayer AG. At the time the Spin-off took effect on 28 January 2005, approximately 95 to 100 employees were employed at the LANXESS Corporate Center; their employment contracts passed to LANXESS AG in the course of the Spin-off."

- In "Information Concerning the Business of LANXESS – Programme for Executives", the last sentence is revised as follows:

  "The Company's new Supervisory Board, which takes office on 29 January 2005, will begin discussing a stock participation programme for the Board of Management after it takes office."

- In "Information Concerning the Business of LANXESS – Real Property and Operating Sites", due to a technical error, the size of the land surface area owned by LANXESS (including the size of the area developed and built upon) was incorrectly stated in the first two sentences of the second paragraph. The two sentences are to be corrected as follows:

  "As of 30 September 2004, LANXESS GmbH and its direct and indirect subsidiaries owned total land surface area of approximately 19,480,000 m^2. Of this area, approximately 4,410,000 m^2 is developed, and approximately 769,000 m^2 has been built upon."

  The second sentence of the fourth paragraph is revised as follows:

  "On 30 December 2004, LANXESS GmbH entered into a land purchase agreement with Bayer AG with respect to an area totalling approximately 937,000 m^2 on the above-mentioned factory site, which will enter into effect on 29 January 2005."

  Due to a technical error, the size of the foreign real property yet to be transferred was incorrectly stated in the first sentence of the fifth paragraph. The relevant sentence is to be corrected as follows:

  "The transfer to LANXESS of foreign real property totalling approximately 176,000 m^2 is still pending."

- In "Information Concerning the Business of LANXESS – Litigation/Regulatory Proceedings – Silicon dioxide "Silica" Case", the last sentence is revised as follows:

  "Based on the current status of the proceedings, the possibility that sites that passed to LANXESS under the Spin-off will also be affected, thereby triggering liability on the part of LANXESS, cannot be excluded."

- In "Information Concerning the Business of LANXESS – Insurance", both paragraphs are revised as follows:

  "Until the Spin-off took effect on 28 January 2005, LANXESS AG and its subsidiaries were insured through the group umbrella coverage of Bayer AG against destruction of or damage to their plants and the resulting operational disruptions under a property damage and business interruption insurance policy. Within this framework, the Company and its subsidiaries also had insurance protection under business, product and environmental liability insurance policies and goods transportation insurance policies. Under Bayer AG's group insurance policies, the members of the governing bodies of the Company and all subsidiaries furthermore enjoyed directors' and officers' insurance coverage. In the Company's opinion, LANXESS enjoyed reasonable insurance protection, to an extent customary in the industry, prior to the Spin-off taking effect.

  Immediately before the Spin-off took effect, the Company acquired new insurance policies for itself and its direct and indirect subsidiaries, which policies entered into effect with the Spin-off. The possibility that these changes in insurance coverage could create certain additional expenses for LANXESS cannot be excluded. The Company believes that, even after the Spin-off took effect, the companies of the LANXESS Group enjoy reasonable insurance protection,

to an extent customary in the industry, under the insurance policies newly acquired by LANXESS AG."

- In "General Information on LANXESS Aktiengesellschaft – Creation and Structure of the LANXESS Group", the first two sentences of the first paragraph are revised as follows:

  "Beginning with the entry into effect of the Spin-off, LANXESS AG, as the ultimate parent company of the LANXESS Group, has held all of the shares in LANXESS GmbH – which itself is an operating entity and holds interests in over 50 domestic and foreign operating companies – and largely performs the functions of a management holding company. An overview of the significant direct and indirect equity interests of LANXESS AG since the Spin-off took effect is included in the section entitled *"Description of LANXESS AG's Capital Stock"*.

  The second paragraph is revised as follows:

  "The basic structure of the LANXESS Group since the Spin-off took effect has been as follows:"

  The third and fourth sentences of the third paragraph are revised as follows:

  "In creating the LANXESS Group, Bayer AG, as the transferring entity, transferred to LANXESS AG, as the acquiring entity, all of the shares held by it in LANXESS GmbH by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG together with other of its assets and liabilities. In return for the assets and liabilities spun off to it, LANXESS AG issued 73,034,192 shares to Bayer AG's stockholders."

  The last two sentences of the third paragraph are revised as follows:

  "The Spin-off entered into effect when it was registered in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*). The registration was effected on 28 January 2005 (for details concerning the Spin-off, see the section entitled *"Further Details and Explanation of the LANXESS Spin-off"*)."

- In "General Information on LANXESS Aktiengesellschaft – Stockholder Structure", the first two paragraphs are revised as follows:

  "As of the date of publication of the Listing Memorandum on 19 January 2005, Bayer AG, as sole stockholder, held all 50,000 no-par shares of LANXESS AG outstanding at that date.

  These shares of the Company were transferred on 28 January 2005 by way of a spin-off pursuant to the German Transformation Act to LANXESS AG, which issued them to Bayer AG's stockholders together with the new shares created by means of the capital increase carried out for purposes of implementing the Spin-off. Immediately after the Spin-off took effect, all LANXESS AG shares were held by Bayer AG stockholders. At this time, any given stockholder therefore held the same percentage interest in LANXESS AG as in Bayer AG (a spin-off maintaining proportionality of ownership)."

  The first sentence of the third paragraph is revised as follows:

  "Beginning with the entry into effect of the Spin-off, LANXESS is therefore no longer affiliated with Bayer AG – a fact that is generally not affected by the mandatory convertible bearer bond issued by LANXESS AG to Bayer AG, which has a face value of €200,000,000, is divided into 2,000 individual bonds with a face value of €100,000 each and matures on 15 September 2007 (hereinafter referred to as the "Convertible Bond")."

  The fourth paragraph is revised as follows:

  "The Company assumes, based on the notices provided to Bayer AG pursuant to the German Securities Trading Act (*Wertpapierhandelsgesetz* or "WpHG"), that at the time the Spin-off took effect, no stockholder held 5% or more of the voting rights in Bayer AG and therefore no stockholder held an interest in LANXESS AG equal to or exceeding 5% immediately after the Spin-off took effect."

- In "General Information on LANXESS Aktiengesellschaft – Earnings and Dividend Per Share, Dividend Policy, Distribution of Profits", the fifth paragraph is revised as follows:

  "All 73,034,192 no-par shares issued after the Spin-off took effect carry full dividend rights for the fiscal year commencing 1 January 2004 and for all subsequent fiscal years."

  In the overview following the seventh paragraph, the footnote is revised as follows:

"Based on the issued capital stock admitted to trading since the Spin-off entered into effect, divided into 73,034,192 no-par shares."

In the overview following the eighth paragraph, the footnote is revised as follows:

"Based on the issued capital stock admitted to trading since the Spin-off entered into effect, divided into 73,034,192 no-par shares."

- In "Description of LANXESS AG's Capital Stock – Capital Stock and Shares", the first paragraph is revised as follows:

  "Until the Spin-off took effect, LANXESS AG's capital stock amounted to €50,000.00, divided into 50,000 no par value ordinary bearer shares (no-par shares), each such no-par share representing a €1.00 portion of the capital stock. The capital stock in the amount of €50,000.00 was fully paid in. On 21 December 2004, the Company's Extraordinary Stockholders' Meeting resolved to increase the Company's capital stock in order to implement the Spin-off. The implementation of this capital increase was registered in the Commercial Register (*Handelsregister*) for the Company on 10 January 2005. Since the registration of the Spin-off in the Commercial Register (*Handelsregister*) for Bayer AG on 28 January 2005, the Company's capital stock now amounts to €73,034,192.00, divided into 73,034,192 no-par shares, each such no-par share representing a €1.00 portion of the capital stock."

  The first two sentences of the third paragraph are revised as follows:

  "All shares of the Company were issued as no par value ordinary bearer shares (no-par shares). The shares of the Company are represented by two permanent global certificates which have been deposited at Clearstream Banking AG, Frankfurt am Main, as depositary bank."

- In "Description of LANXESS AG's Capital Stock – Development of the Capital Stock", the first paragraph is revised as follows:

  "From the time of the Company's formation until the Spin-off took effect, the capital stock amounted to €50,000.00 (see "*– Capital Stock and Shares*")."

  The second paragraph is revised as follows:

  "The capital increase, which caused LANXESS AG's capital stock of €50,000.00 to increase by €72,984,192.00 to €73,034,192.00 and involved issuing 72,984,192 no-par bearer shares, was implemented against a contribution in kind consisting of the assets and liabilities spun off, *i.e.*, in particular, Bayer AG's equity interest in LANXESS GmbH. The capital increase was approved by the Company's Extraordinary Stockholders' Meeting on 21 December 2004 and was registered in the Commercial Register (*Handelsregister*) for the Company on 10 January 2005. Pursuant to sections 125 sentence 1, 66 and 130(1) UmwG, the registration of the implementation of the capital increase was a prerequisite for the registration of the Spin-off in the Commercial Registers (*Handelsregister*) for LANXESS AG and Bayer AG. The capital increase took effect upon the registration of the Spin-off in the Commercial Register (*Handelsregister*) for Bayer AG on 28 January 2005."

- In "Description of LANXESS AG's Capital Stock – Authorised Capital", the last two sentences of the first paragraph are replaced by by the following sentence:

  "As directed by the Stockholders' Meeting, the Board of Management applied to have the authorised capital entered in the Commercial Register (*Handelsregister*) for LANXESS AG after the Spin-off took effect on 28 January 2005."

- In "Description of LANXESS AG's Capital Stock – Authorisation to Purchase Treasury Shares", the second sentence of the first paragraph is revised as follows:

  "This resolution took effect as soon as the capital increase that was resolved upon in order to implement the Spin-off took effect on 28 January 2005."

- In "Description of LANXESS AG's Capital Stock – Equity Interests", the first sentence of the second paragraph is revised as follows:

  "Beginning with the entry into effect of the Spin-off, the Company has owned, directly or indirectly, 100% of the capital stock of the subsidiaries."

In the overview following the second paragraph, the first sentence of the first footnote is replaced by the following two sentences:

"LANXESS Deutschland GmbH became a subsidiary of LANXESS AG when the Spin-off took effect. At this time, the book value of the equity interest in LANXESS Deutschland GmbH became part of LANXESS AG's assets."

- In "Information on the Governance Bodies of LANXESS Aktiengesellschaft", the first paragraph is revised as follows:

  "The governance bodies of the Company are the Board of Management (*Vorstand*), the Supervisory Board (*Aufsichtsrat*) and the Stockholders' Meeting (*Hauptversammlung*). The powers of these governance bodies are governed by the German Stock Corporation Act (*Aktiengesetz*), the articles of association (hereinafter referred to as the "Articles") and the rules of procedure of the Board of Management and the Supervisory Board."

  The first sentence of the third paragraph is revised as follows:

  "The Board of Management manages the business affairs of the Company in accordance with applicable law, the Company's Articles and the Board of Management's rules of procedure."

  The fourth sentence of the fifth paragraph is revised as follows:

  "Pursuant to the rules of procedure for the Supervisory Board adopted on 27 January 2005, the Board of Management must obtain the Supervisory Board's approval for specific transactions and measures, usually before the relevant transaction or measure is effected."

  The following sentence is added after the fourth sentence of the fifth paragraph:

  "This applies, *inter alia*, to the acquisition or sale of or the creation of encumbrances on real property, rights equivalent to real property, rights to real property, companies, equity interests in companies or moveable noncurrent assets, in each individual case where the value exceeds €50 million, other investments (including the conclusion of rental and lease agreements) and disinvestments where the value in an individual case exceeds €50 million, borrowings (including the increasing or extension of existing loans) where the individual loan or the individual increase exceeds €250 million, and the issuance of bonds with a value of more than €300 million."

  The last two sentences of the sixth paragraph are revised as follows:

  "Until the Spin-off took effect, insurance protection was in place for members of the Board of Management and the Supervisory Board under a D&O insurance policy of the Bayer Group. Beginning with the entry into effect of the Spin-off, insurance protection has been in place under a new D&O insurance policy of the LANXESS Group (see *"Information Concerning the Business of LANXESS — Insurance*")."

- In "Information on the Governance Bodies of LANXESS Aktiengesellschaft – Board of Management", the second sentence of the third paragraph is revised as follows:

  "On 27 January 2005, the Supervisory Board adopted such rules of procedure for the Board of Management."

  The second last sentence of the seventh paragraph is revised as follows:

  "With effect as of the end of the day the Spin-off took effect, *i.e.*, as of 28 January 2005, Dr. Ulrich Koemm resigned his office at Bayer Chemicals AG by agreement."

  The second to last sentence of the eighth paragraph is revised as follows:

  "With effect as of the end of the day the Spin-off took effect, *i.e.*, as of 28 January 2005, Dr. Martin Wienkenhöver resigned his office at Bayer Chemicals AG by agreement."

  The first sentence of the thirteenth paragraph is revised as follows:

  "Beginning with the entry into effect of the Spin-off, the remuneration of the members of the Board of Management has been based on a compensation system that provides for a base salary and supplementary annual variable remuneration in the same amount."

  The fifteenth paragraph is revised as follows:

"As of 28 January 2005, Dr. Ulrich Koemm and Dr. Martin Wienkenhöver held 1,700 and 3,400 Bayer shares, respectively. Once the Spin-off took effect, they received 170 and 340 shares in LANXESS AG, respectively, in accordance with the allotment ratio. Dr. Martin Wienkenhöver currently also holds an option to acquire a small number of additional Bayer shares, which may be exercised from the beginning of 2005. At the time the Spin-off became effective, the remaining members of the Board of Management did not hold any Bayer AG shares and, for this reason, did not receive any shares in the Company."

- In "Information on the Governance Bodies of LANXESS Aktiengesellschaft – Supervisory Board", the first paragraph is revised as follows:

  "Until the expiry of 28 January 2005, the Supervisory Board of LANXESS had three members who were elected by the hitherto sole stockholder, Bayer AG. Since until the Spin-off took effect LANXESS AG did not have any employees, the statutory provisions on co-determination relating to employee representation on the Supervisory Board did not yet apply, and no employee representatives are currently members of the Supervisory Board."

  The first sentence of the second paragraph is revised as follows:

  "Until the expiry of 28 January 2005, the members of the Supervisory Board of the Company were Klaus Kühn, Cologne, Johannes Dietsch, Wermelskirchen, and Dr. Roland Hartwig, Odenthal."

  The fourth sentence of the second paragraph is revised as follows:

  "The members of the Supervisory Board, as agreed with the Company, resigned their office with effect as of the expiry of 28 January 2005."

  The fifth sentence of the second paragraph is revised as follows:

  "On 29 December 2004, the hitherto sole stockholder, Bayer AG, appointed the following three persons as new Supervisory Board members, with effect as of 29 January 2005: Dr. Rolf Stomberg, Hamburg, Dr. Friedrich Janssen, Essen, and Mr. Rainer Laufs, Kronberg."

  The third paragraph is revised as follows:

  "The names and principal occupations of the members of the Supervisory Board of LANXESS Aktiengesellschaft, who serve on the Supervisory Board beginning on 29 January 2005, are:"

  The first two sentences of the fifth paragraph are replaced by the following:

  "Upon the Spin-off taking effect on 28 January 2005, the provisions of the German Co-Determination Act of 1976 (*Mitbestimmungsgesetz* 1976) became applicable with respect to the composition of the Company's Supervisory Board. Since this time, the Company has had its own employees."

  The first sentence of the sixth paragraph is revised as follows:

  "Because the statutory provisions hitherto applicable with respect to the composition of the Supervisory Board changed upon the Spin-off taking effect, it is anticipated that so-called "status proceedings" (*Statusverfahren*) pursuant to sections 97 *et seq.* of the German Stock Corporation Act will be initiated on 31 January 2005."

  The sentences following the second sentence of the seventh paragraph are deleted and the first sentence is revised as follows:

  "The terms of office of the three Supervisory Board members already elected on 29 December 2004, Dr. Rolf Stomberg, Dr. Friedrich Janssen and Mr. Rainer Laufs, will end upon the registration in the Commercial Register (*Handelsregister*) of the amendments to the Articles resolved upon on 29 December 2004 in view of the German Co-Determination Act of 1976."

  After the seventh paragraph, the following new paragraphs are inserted:

  "On 27 January 2005, Bayer AG, which was at this point still the sole stockholder of LANXESS AG, appointed the hitherto three Supervisory Board members, Dr. Rolf Stomberg, Dr. Friedrich Janssen and Mr. Rainer Laufs, as well as five further members of the Supervisory Board, namely Dr. Jürgen F. Kammer, Munich, Mr. Robert J. Koehler, Wiesbaden, Mr. Lutz Lingnau, Mendham, New Jersey, U.S.A., Dr. Ulrich Middelmann, Bochum, and Dr. Sieghardt Rometsch, Dusseldorf. These persons will be the stockholder representatives on the Supervisory Board after the conclusion of the status proceedings. They were appointed prior to the conclusion of

the Stockholders' Meeting that ratifies the actions of the Board of Management for the fiscal year ending 31 December 2004. The appointment occurred subject to the condition subsequent that the amendments to the Articles, resolved upon on 29 December 2004 in view of the German Co-Determination Act of 1976, be registered in the Commercial Register (*Handelsregister*).

The names and principal occupations of the five members of the Supervisory Board of LANXESS Aktiengesellschaft who will serve on the Supervisory Board, together with Dr. Rolf Stomberg, Dr. Friedrich Janssen and Mr. Rainer Laufs, after the conclusion of the status proceedingsare:

Name	Position	Additional Supervisory Board Appointments and Appointments at Comparable German and Foreign Supervisory Bodies of Business Enterprises
Dr. Jürgen F. Kammer	Chairman of the Supervisory Board of Süd-Chemie AG, Munich	Member of the Supervisory Board of Villeroy & Boch AG, Mettlach Member of the Administrative Board of Wittelsbacher Ausgleichsfonds, Munich
Robert J. Koehler	Chairman of the Board of Management of SGL CARBON AG, Wiesbaden	Chairman of the Supervisory Board of Benteler AG, Paderborn Member of the Supervisory Board and of the Shareholders' Committee of Wacker-Chemie GmbH, Munich Member of the Supervisory Board of Pfleiderer AG, Neumarkt Member of the Supervisory Board of AXA Versicherung AG, Cologne Member of the Supervisory Board of Heidelberger Druckmaschinen AG, Heidelberg
Lutz Lingnau	Member of the Board of Management of Schering AG, Berlin	Chairman of the Board of Directors of Berlex Inc., Montville, New Jersey, USA Chairman of the Board of Directors of Medrad Inc., Indianola, Pennsylvania, USA Vice Chairman of the Board of Directors of Schering Berlin Inc., Montville, New Jersey, USA
Prof. h.c. (CHN) Dr. Ulrich Middelmann	Chairman of the Board of Management of ThyssenKrupp Steel AG, Duisburg Vice Chairman of the Board of Management of ThyssenKrupp AG, Duisburg/Essen	Chairman of the Supervisory Board of ThyssenKrupp Stahl AG, Duisburg Chairman of the Supervisory Board of ThyssenKrupp Technologies AG, Essen Chairman of the Supervisory Board of Edelstahl Witten-Krefeld GmbH, Witten Chairman of the Supervisory Board of Eisen- und Hüttenwerke AG, Bochum Chairman of the Advisory Board of Hoberg & Driesch GmbH & Co. KG, Dusseldorf Member of the Supervisory Board of ThyssenKrupp Automotive AG, Bochum Member of the Supervisory Board of ThyssenKrupp Elevator AG, Bochum Member of the Supervisory Board of RAG AG, Essen Further appointments to offices in companies affiliated with ThyssenKrupp AG, Duisburg/Essen Member of the Regional Advisory Board for Essen of Deutsche Bank AG, Frankfurt a.M. Member of the Advisory Board of Ruhrgas AG, Essen Member of the Advisory Board of STEAG AG, Essen
Dr. Sieghardt Rometsch	Chairman of the Supervisory Board of HSBC Trinkaus & Burkhardt KGaA, Dusseldorf	Chairman of the Supervisory Board of APCOA Parking AG, Stuttgart Chairman of the Supervisory Board of Düsseldorfer Universitätsklinikum, Dusseldorf Member of the Board of HSBC Private Banking Holdings (Suisse) SA, Geneva, Switzerland Member of the Board of HSBC Bank Polska S.A., Warsaw, Poland Chairman of the Advisory Board of Management Partner GmbH, Stuttgart

Since upon conclusion of the Annual Stockholders' Meeting of the Company in 2005 the offices held by all stockholder representatives on the Supervisory Board will end, a new election to the Supervisory Board will occur at the Annual Stockholders' Meeting.

The eight employee representatives not yet appointed, who will serve on the Supervisory Board after the conclusion of the status proceedings, will be appointed by the court in accordance with the rules of the German Stock Corporation Act following the expiry of the one-month period under the status proceedings. Should the court not stipulate the terms of office of the court-

appointed Supervisory Board members, their terms of office will end upon the completion of the election of the employee representatives in accordance with the provisions of the German Co-Determination Act of 1976."

The last sentence of the thirteenth paragraph is revised as follows:

"According to the rules of procedure of the Supervisory Board, the term of office of a Supervisory Board member shall in any event expire upon the conclusion of the Stockholders' Meeting following the 72nd birthday of the relevant Supervisory Board member."

The last sentence of the seventeenth paragraph is revised as follows:

"Such rules of procedure were resolved upon by the Supervisory Board on 27 January 2005."

The following sentence is added at the end of the eighteenth paragraph:

"All current and already elected future stockholder representatives on the Supervisory Board of LANXESS AG were elected to the Supervisory Board of LANXESS GmbH on the basis of a resolution of the Shareholders' Meeting of LANXESS GmbH on 28 January 2005. In this capacity, they will receive remuneration in the amount of €5,000 p.a. per fiscal year."

The nineteenth paragraph is revised as follows:

"In fiscal year 2004, the three Supervisory Board members who were members of the Supervisory Board of the Company until the expiry of 28 January 2005 did not receive any separate remuneration for their work."

The twentieth paragraph is revised as follows:

"No sanctions for violation of domestic or foreign criminal or securities laws have been imposed in the past five years on any of the three Supervisory Board members who were members of the Supervisory Board of the Company until the expiry of 28 January 2005, or on the already elected eight future stockholder representatives on the Supervisory Board."

The twenty-first paragraph is revised as follows:

"At the time the Spin-off took effect, the future Supervisory Board members Dr. Stomberg and Dr. Rometsch held 2,000 and 4,050 Bayer shares, respectively; therefore, they now hold 200 and 405 shares in LANXESS AG, respectively, in accordance with the allotment ratio."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Spin-off and Acquisition Agreement between LANXESS AG and Bayer AG", the second sentence is revised as follows:

  "This agreement sets forth the assets and liabilities that were spun off and governs details of the transfer of certain of Bayer AG's assets and liabilities (in particular, the entire equity interest in LANXESS GmbH) to LANXESS AG and of the shares in LANXESS AG issued to Bayer AG stockholders in return for the transfer."

  The fourth sentence is revised as follows:

  "The Spin-off became effective upon its registration in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*) on 28 January 2005."

  Except for the part in parentheses, the fifth sentence is deleted. The part in parentheses is added to the previous sentence.

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Master Agreement between LANXESS AG and Bayer AG – Apportionment of liability as between LANXESS and the Bayer Group", the second sentence of the first paragraph is revised as follows:

  "Pursuant to these provisions, LANXESS AG and its affiliated companies (as defined in section 15 of the German Stock Corporation Act ("AktG")) are liable *vis-à-vis* the Bayer Group only for those liabilities existing at the time the Spin-off took effect, *i.e.*, on 28 January 2005, and that were allocated to them in the context of the measures taken to combine the chemicals and polymers activities."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Supply and Service Relationships – Supply and

Service Relationships between LANXESS GmbH and companies of the Bayer MaterialScience Subgroup – Framework supply agreement between Bayer MaterialScience AG and LANXESS GmbH", the first sentence is revised as follows:

"Significant individual agreements have been concluded on the basis of the framework supply agreement between Bayer MaterialScience AG and LANXESS GmbH, in particular in respect of the supply of aniline, azeotrope nitric acid, formaldehyde and polycarbonate by Bayer MaterialScience AG to LANXESS GmbH."

The last sentence of the paragraph is deleted.

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Supply and Service Relationships – Supply and Service Relationships between LANXESS GmbH and companies of the Bayer CropScience Subgroup", the first sentence is revised as follows:

  "Framework supply agreements have been concluded for indefinite terms between LANXESS GmbH and Bayer CropScience AG."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Supply and Service Relationships – Supply and Service Relationships between LANXESS GmbH and companies of the Bayer CropScience subgroup – Individual agreements in accordance with the framework supply agreement between LANXESS GmbH and Bayer CropScience AG", the sole paragraph is revised as follows:

  "Individual supply agreements are to be concluded on the basis of the framework supply agreement between LANXESS GmbH and Bayer CropScience AG in respect of the supply by LANXESS GmbH of the following, in particular to the companies of the Bayer CropScience subgroup: 1, 2-propylendiamine, 3-trifluormethylacetophenon, 3, 5-dichlorphenyl isocyanate and benzylamine."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Supply and Service Relationships – Supply and Service Relationships between LANXESS GmbH and companies of the Bayer HealthCare Subgroup", the first paragraph is revised as follows:

  "A framework agreement in respect of supplies by LANXESS GmbH to Bayer HealthCare AG is in place between LANXESS GmbH and Bayer HealthCare AG. The agreement provides for a minimum term expiring on 31 December 2009."

- In "Business Transactions and Legal Relationships with Related Parties– Business Transactions and Legal Relationships with the Bayer Group – Land Purchase Agreement between LANXESS GmbH and Bayer AG", the second sentence is revised as follows:

  "The land purchase agreement will enter into effect upon the expiry of 29 January 2005."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Site agreement between LANXESS GmbH, Bayer Industry Services GmbH & Co. OHG and Bayer AG", the first sentence of the first paragraph is revised as follows:

  "On 30 December 2004, LANXESS GmbH and Bayer AG and Bayer Industry Services GmbH & Co. OHG ("BIS") entered into a site agreement relating to the chemical park sites at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel, which will enter into effect contemporaneously with the land purchase agreement, *i.e.*, upon the expiry of 29 January 2005."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with the Bayer Group – Additional agreements", the second paragraph is revised as follows:

  "A so-called "shareholder agreement" was excluded between LANXESS (Pty) Ltd., South Africa, Bayer (Pty) Ltd., South Africa, and Bayer Mining Holdings (Pty) Ltd., South Africa, to govern the rights of LANXESS (Pty) Ltd. and Bayer (Pty) Ltd. as the stockholders of Bayer Mining Holdings (Pty) Ltd."

  The sixth paragraph is revised as follows:

"In connection with the €200 million Convertible Bond issued to Bayer AG, the Company had entered into an agreement with Bayer AG, pursuant to which Bayer AG had initially waived a portion of the 6% interest owed to it under the Convertible Bond. As a matter of precaution, the rules concerning post-formation acquisitions (*Nachgründungen*) had been observed. The waiver was subject to the condition subsequent (*auflösende Bedingung*) of the the Spin-off entering into effect, and therefore ceased to apply on 28 January 2005. Thus, according to the terms and conditions of the Convertible Bond, the Company owes Bayer AG interest in the amount of 6% p.a. from the time the Convertible Bond was issued."

The seventh paragraph is revised as follows:

"Until the Spin-off took effect, an agreement was in place between Bayer AG and LANXESS GmbH on the basis of which Bayer AG, acting through the LANXESS Corporate Center established within Bayer AG, provided services to LANXESS GmbH that were allocable to the areas of activity of the LANXESS Corporate Center. The LANXESS Corporate Center was an independent organisational department of Bayer AG's Corporate Center in which the principal management and control functions of the LANXESS Group were combined and administered. When the Spin-off took effect on 28 January 2005, the agreement, together with the LANXESS Corporate Center, was transferred from Bayer AG to LANXESS AG and is now in place between LANXESS AG and LANXESS GmbH."

- In "Business Transactions and Legal Relationships with Related Parties – Business Transactions and Legal Relationships with Other Related Parties – Positions on Supervisory or Management Bodies", the two last sentences in the first paragraph are revised as follows:

"In addition, Dr. Ulrich Koemm and Dr. Martin Wienkenhöver were members of the Bayer Chemicals AG (Leverkusen) Board of Management until the expiry of 28 January 2005. Upon the expiry of this day, they resigned from their offices by agreement."

The second paragraph is revised as follows:

"The Supervisory Board members, who were members of the Supervisory Board until the close of 28 January 2005, continue to hold various positions on supervisory bodies of companies affiliated with Bayer AG."

- In "Further Details and Explanation of the LANXESS Spin-off", the second paragraph is revised as follows:

"In simplified terms, the realignment of the Bayer Group was implemented in two steps."

The third paragraph is revised as follows:

"As a first step, implemented over the course of 2004, almost all of the chemicals and polymers activities to be continued within the LANXESS Group, including the foreign businesses and certain service and corporate center functions, were combined within LANXESS GmbH (which was 100% owned by Bayer AG until the Spin-off took effect on 28 January 2005) and its direct and indirect subsidiaries."

In the fourth paragraph, the first sentence is revised as follows:

"As a second step, the entire equity interest in LANXESS GmbH was spun off into LANXESS AG pursuant to the German Transformation Act."

- In "Further Details and Explanation of the LANXESS Spin-off – First Step – Combination of Major Parts of the Chemicals and Parts of the Polymers Activities – Formation of the LANXESS Corporate Center", the sole paragraph is revised as follows:

"A separate, organisationally independent department was established within the Corporate Center of Bayer AG. The principal management and control functions of the LANXESS Group were combined and administered within this department ("LANXESS Corporate Center"). As of 30 September 2004, a total of 56 employees worked at the LANXESS Corporate Center. Until the Spin-off took effect on 28 January 2005 the four members of LANXESS AG's Board of Management, who also had contracts of employment with Bayer AG until the Spin-off took effect, headed the LANXESS Corporate Center."

- In "Further Details and Explanation of the LANXESS Spin-off – Second Step – The Spin-off", the first paragraph is revised as follows:

"After the combination of the chemicals and polymers activities in LANXESS GmbH and its direct and indirect subsidiaries, the separation from the Bayer Group was consummated by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG. Pursuant to this provision, Bayer AG, as transferring entity, transferred its entire equity interest in LANXESS GmbH and other portions of its assets and liabilities in their entirety to the acquiring entity, LANXESS AG. In return for the assets and liabilities spun-off to it, LANXESS AG, as acquiring entity, issued shares in LANXESS AG to Bayer AG's stockholders."

In the second paragraph, the first sentence up to the colon is revised as follows:

"In the course of the Spin-off, Bayer AG essentially transferred the following assets and liabilities in their entirety to LANXESS AG:"

The last two sentences of the third paragraph are revised as follows:

"The so-called spin-off balance sheet (*Abspaltungsbilanz*) appearing below was made an exhibit to this Spin-off and Acquisition Agreement. It solely served to determine, and only shows, those assets and liabilities of Bayer AG that are part of the assets and liabilities to be spun off from Bayer AG pursuant to the Spin-off and Acquisition Agreement."

Due to an error made in the typesetting of the German-language Listing Memorandum, in the spin-off balance sheet following the fourth paragraph an incorrect total for shareholders' equity on the liability side was set out. Total shareholders' equity is therefore in the German-language Listing Memorandum corrected to read:

"836,247,899.28"

The second sentence of the seventh paragraph is revised as follows:

"However, the Spin-off itself only became effective upon registration in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*) on 28 January 2005."

The last sentence of the seventh paragraph is deleted.

The eighth paragraph is revised as follows:

"As between Bayer AG and LANXESS AG, the assets and liabilities spun off were transferred with economic effect as of 1 July 2004. As between Bayer AG and LANXESS AG, from that point onward, transactions pertaining to the assets and liabilities of Bayer AG that were spun off are carried out for the account of LANXESS AG."

The ninth paragraph is revised as follows:

"As part of the Spin-off, no-par bearer shares in LANXESS AG were granted to the stockholders of Bayer AG at the time the Spin-off took effect. In addition to shares issued in the context of a capital increase, which was approved by the Stockholders' Meeting of LANXESS AG on 21 December 2004 for purposes of implementing the Spin-off, the 50,000 no-par bearer shares transferred by Bayer AG to LANXESS AG in the course of the Spin-off were also issued to Bayer AG stockholders. The capital increase, which caused LANXESS AG's capital stock of €50,000.00 to increase by €72,984,192.00 to €73,034,192.00 through the issuance of 72,984,192 ordinary bearer shares, occurred against a contribution in kind consisting of the assets and liabilities spun off, *i.e.*, in particular, the equity interest in LANXESS GmbH. One LANXESS AG share was issued for every ten Bayer AG shares (regarding the allotment procedure and fractional interest arrangement, see *"Stock Exchange Listing — Allotment Procedure*")."

The sixteenth paragraph is revised as follows:

"The Company is responsible for the expenses that were incurred in connection with the implementation of the capital increase and amounting to approximately €100,000. Above and beyond this, Bayer AG is responsible for the expenses that were incurred in connection with the Spin-off and the external expenses, including the remuneration of the Global Coordinators, incurred in connection with the admission of the LANXESS shares to the stock exchange."

- In "Further Details and Explanation of the LANXESS Spin-off – Effects on Liability", the first paragraph is revised as follows:

  "The Spin-off affects LANXESS AG's liability as follows:"

On the basis of the Listing Memorandum dated 18 January 2005,
supplemented by Supplement No. 1 dated 28 January 2005,

73,034,192 (€73,034,192.00) no par value ordinary bearer shares
(entire capital stock)

consisting of

50,000 (€50,000.00) no par value ordinary bearer shares
(existing capital stock)

and

72,984,192 (€72,984,192.00) no par value ordinary bearer shares
issued in connection with the capital increase against contribution in kind, which was resolved upon on 21 December 2004
and which took effect on 28 January 2005,

each such share currently representing a €1.00 portion of the capital stock and carrying full dividend rights from 1 January 2004

International Securities Identification Number (ISIN): DE0005470405
German Securities Identification Code (WKN): 547040
Common Code: 020904992

of

LANXESS Aktiengesellschaft
Leverkusen

were admitted to trading on the official market segment (*amtlicher Markt*)
and, simultaneously, the official market sub-segment entailing
additional post-admission obligations (Prime Standard)
of the Frankfurt Stock Exchange.

Leverkusen and Frankfurt am Main, January 2005

LANXESS Aktiengesellschaft

Deutsche Bank
Aktiengesellschaft

Morgan Stanley Bank AG


LANXESS
Energizing Chemistry

LANXESS Aktiengesellschaft
Leverkusen

Nachtrag Nr. 1 vom 28. Januar 2005 gemäß § 52 Abs. 2 BörsZulV zum Börsenzulassungsprospekt vom 18. Januar 2005

Der Börsenzulassungsprospekt vom 18. Januar 2005 wird wie folgt nachgetragen:

- Auf dem Deckblatt wird der neunte Absatz überschrieben mit "72.984.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)" wie folgt geändert:

  "72.984.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien) aus der am 21. Dezember 2004 beschlossenen und am 28. Januar 2005 wirksam gewordenen Kapitalerhöhung gegen Sacheinlage zur Durchführung der am selben Tag in das Handelsregister eingetragenen Abspaltung der Beteiligung der Bayer Aktiengesellschaft an der LANXESS Deutschland GmbH, in der – direkt und über Tochtergesellschaften – bestimmte Chemie- und Polymeraktivitäten des Bayer-Konzerns zusammengefasst wurden, sowie weiterer Gegenstände des Aktiv- und Passivvermögens der Bayer Aktiengesellschaft auf die LANXESS Aktiengesellschaft gemäß der Beschlüsse der außerordentlichen Hauptversammlungen der Bayer Aktiengesellschaft vom 17. November 2004 und der LANXESS Aktiengesellschaft vom 21. Dezember 2004 (Abspaltung zur Aufnahme gemäß Umwandlungsgesetz)"

- Unter "Allgemeine Informationen – Entstehung von LANXESS" werden im zweiten Absatz die ersten beiden Sätze wie folgt geändert:

  "Bis zum Wirksamwerden der Abspaltung am 28. Januar 2005 war die LANXESS AG eine 100 %ige Tochtergesellschaft der Bayer AG. Auch die LANXESS GmbH, in der unmittelbar und über Tochtergesellschaften der überwiegende Teil der Chemie- und rund ein Drittel der Polymeraktivitäten des Bayer-Konzerns zusammengefasst worden war, war bis zu diesem Zeitpunkt eine 100 %ige Tochtergesellschaft der Bayer AG."

  Im zweiten Absatz werden der vierte und fünfte Satz wie folgt geändert:

  "Die Übertragung erfolgte gegen Gewährung sämtlicher auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) der LANXESS AG an die Aktionäre der Bayer AG. Für jeweils zehn Aktien der Bayer AG wurde jeweils eine auf den Inhaber lautende Stückaktie der LANXESS AG ausgegeben."

  Im zweiten Absatz wird der siebte Satz wie folgt geändert:

  "Die Abspaltung wurde mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln am 28. Januar 2005 wirksam."

- Unter "Allgemeine Informationen – Gegenstand des Prospekts" wird der zweite Absatz wie folgt geändert:

  "72.984.192 der LANXESS-Aktien stammen aus einer Kapitalerhöhung (nachfolgend die "Kapitalerhöhung"), durch die das Grundkapital der LANXESS AG von EUR 50.000,00 um EUR 72.984.192,00 auf EUR 73.034.192,00 durch Ausgabe von 72.984.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag gegen Einbringung der von der Bayer AG auf die LANXESS AG auf Grundlage des Abspaltungsvertrags im Wege der Abspaltung übertragenen Gegenstände des Aktiv- und Passivvermögens der Bayer AG als Sacheinlage erhöht wurde. Die am 10. Januar 2005 eingetragene Durchführung der Kapitalerhöhung war gemäß §§ 125 Satz 1, 66, 130 Abs. 1 UmwG Voraussetzung für die Eintragung der Abspaltung in die Handelsregister der LANXESS AG und der Bayer AG gewesen."

  Der dritte Absatz wird wie folgt geändert:

  "Zusätzlich zu den Aktien, die aus der bei der LANXESS AG zur Durchführung der Abspaltung vorgenommenen Kapitalerhöhung stammen, wurden auch die von der Bayer AG im Wege der Abspaltung auf die LANXESS AG übertragenen 50.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag an die Aktionäre der Bayer AG ausgegeben."

- Unter "Allgemeine Informationen – Hinweis zu Finanzangaben in diesem Prospekt" wird der zweite Satz wie folgt geändert:

  "Ansatz und Bewertung der auf den LANXESS-Konzern übertragenen Vermögenswerte und Verpflichtungen erfolgten in den Combined Financial Statements nach den Vorschriften der am Abschlussstichtag gültigen Richtlinien des International Accounting Standards Board ("IASB"), London."

- Unter "Zusammenfassung des Prospekts – Ausgewählte konsolidierte Finanzdaten" wird im zweiten Absatz der zweite Satz wie folgt geändert:

  "Ansatz und Bewertung der auf den LANXESS-Konzern übertragenen Vermögenswerte und Verpflichtungen erfolgten in den Combined Financial Statements nach den Vorschriften der am Abschlussstichtag gültigen Richtlinien des International Accounting Standards Board ("IASB"), London."

- Unter "Zusammenfassung des Prospekts – Übertragung des überwiegenden Teils der Chemie- und von Teilen des Polymergeschäfts von der Bayer AG auf die LANXESS AG im Wege der Abspaltung zur Aufnahme" wird der zweite Satz wie folgt geändert:

  "Die betreffenden Chemie- und Polymeraktivitäten waren in einem ersten Schritt im Bayer-Konzern gebündelt und sodann im Wege der Abspaltung auf die LANXESS AG übertragen worden."

- Unter "Zusammenfassung des Prospekts – Übertragung des überwiegenden Teils der Chemie- und von Teilen des Polymergeschäfts von der Bayer AG auf die LANXESS AG im Wege der Abspaltung zur Aufnahme – Erster Schritt – Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten" wird im ersten Absatz der erste Satz wie folgt geändert:

  "Im vorbereitenden ersten Schritt wurden nahezu sämtliche inländischen Geschäftsaktivitäten des LANXESS-Konzerns von der Bayer Chemicals Aktiengesellschaft (nachfolgend "Bayer Chemicals AG") und der Bayer MaterialScience Aktiengesellschaft (nachfolgend "Bayer MaterialScience AG") im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG gegen Gewährung jeweils eines Geschäftsanteils der LANXESS GmbH an die Bayer AG auf die LANXESS GmbH – zu diesem Zeitpunkt noch eine 100 %ige Tochtergesellschaft der Bayer AG – übertragen."

- Unter "Zusammenfassung des Prospekts – Übertragung des überwiegenden Teils der Chemie- und von Teilen des Polymergeschäfts von der Bayer AG auf die LANXESS AG im Wege der Abspaltung zur Aufnahme – Zweiter Schritt – Abspaltung" wird der einzige Absatz wie folgt geändert:

  "Die Trennung vom Bayer-Konzern erfolgte im zweiten Schritt durch eine Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG. Die Bayer AG übertrug dabei als übertragender Rechtsträger sämtliche Geschäftsanteile der LANXESS GmbH sowie bestimmte andere Teile ihres Vermögens als Gesamtheit auf die LANXESS AG als übernehmenden Rechtsträger. Letztere hat als Gegenleistung für das abgespaltene Vermögen 73.034.192 Aktien an die Aktionäre der Bayer AG ausgegeben. Zur Durchführung der Abspaltung hatten die Bayer AG und die LANXESS AG einen Abspaltungs- und Übernahmevertrag abgeschlossen. Nachdem die außerordentlichen Hauptversammlungen der Gesellschaften diesem Vertrag am 17. November bzw. am 21. Dezember 2004 zugestimmt hatten, wurde die Abspaltung mit Eintragung in das Handelsregister der Bayer AG am 28. Januar 2005 wirksam."

- Unter "Börsenzulassung – Gegenstand der Börsenzulassung, Zeitplan, Veröffentlichungen" wird der erste Absatz wie folgt geändert:

  "Die Gesellschaft hat am 22. Dezember 2004 die Zulassung sämtlicher 73.034.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien) (gesamtes Grundkapital) der Gesellschaft jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse beantragt. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien zum Börsenhandel wurde am 28. Januar 2005 gefasst. Die Aufnahme des Börsenhandels ist für den 31. Januar 2005 vorgesehen."

Der Absatz vor dem Zeitplan wird wie folgt geändert:

„Nach Eintragung der Abspaltung in das Handelsregister der Bayer AG am 28. Januar 2005 und dem Zulassungsbeschluss der Frankfurter Wertpapierbörse vom gleichen Tag ist folgender weiterer Zeitplan vorgesehen:"

Die ersten beiden Zeilen des Zeitplans werden gestrichen und der Zeitplan wie folgt neu gefasst:

„29. Januar 2005	Veröffentlichung einer Hinweisbekanntmachung über die Bereithaltung eines Nachtrags zum Börsenzulassungsprospekt in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger
29. Januar 2005	Veröffentlichung der Zuteilungsbekanntmachung in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger
31. Januar 2005	Notierungsaufnahme"

Der nach dem Zeitplan folgende Absatz wird wie folgt geändert:

"Der deutschsprachige Börsenzulassungsprospekt ist bereits seit dem 19. Januar 2005 bei der Gesellschaft als Download über die Internet-Seite der Gesellschaft (www.lanxess.com), bei den Globalen Koordinatoren und der in diesem Prospekt genannten Zahl- und Hinterlegungsstelle (siehe "*Allgemeine Angaben über die LANXESS Aktiengesellschaft – Bekanntmachungen, Zahl- und Hinterlegungsstelle*") sowie bei der Zulassungsstelle der Frankfurter Wertpapierbörse kostenlos erhältlich."

- Unter "Börsenzulassung" wird der Abschnitt "Grundkapital nach Eintragung der Abspaltung" wie folgt geändert:

  "Grundkapital seit Eintragung der Abspaltung

  Das Grundkapital der Gesellschaft beträgt seit Eintragung der Abspaltung in das Handelsregister der Bayer AG EUR 73.034.192,00."

- Unter "Börsenzulassung – Allgemeine und besondere Angaben über die Aktien– Form und Verbriefung der Aktien" wird der einzige Absatz wie folgt geändert:

  "Sämtliche Aktien der Gesellschaft wurden als auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben. Gemäß § 5 Abs. 1 der Satzung der Gesellschaft ist der Anspruch der Aktionäre auf Verbriefung ihrer Anteile ausgeschlossen. Die Aktien wurden in zwei Dauer-Globalurkunden verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt sind."

- Unter "Börsenzulassung – Zuteilungsverfahren" wird der erste Absatz wie folgt geändert:

  "Die Abspaltung wurde mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln am 28. Januar 2005 wirksam. Mit Wirksamwerden der Abspaltung wurden sämtliche 73.034.192 Aktien der LANXESS AG an die Aktionäre der Bayer AG entsprechend dem Zuteilungsverhältnis von 10:1 ausgegeben. 72.984.192 dieser Aktien stammen aus der bei der LANXESS AG zur Durchführung der Abspaltung vorgenommenen Kapitalerhöhung. Die restlichen 50.000 dieser Aktien waren von der Bayer AG auf die LANXESS AG im Wege der Abspaltung übertragen worden. Unmittelbar nach Wirksamwerden der Abspaltung entsprach der rechnerische Anteil eines jeden Aktionärs an der LANXESS AG seinem rechnerischen Anteil an der Bayer AG (verhältniswahrende Abspaltung)."

- Unter "Börsenzulassung – Zuteilungsverfahren – Zuteilungsverhältnis" wird der einzige Absatz wie folgt geändert:

  "Mit Wirksamwerden der Abspaltung wurde für je zehn auf den Inhaber lautende Stückaktien der Bayer AG (ISIN DE 0005752000/WKN 575200) je eine auf den Inhaber lautende Stammaktie ohne Nennbetrag (Stückaktie) der LANXESS AG (ISIN DE 0005470405/WKN 547040) jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004 an die Aktionäre der Bayer AG ausgegeben."

- Unter "Börsenzulassung – Zuteilungsverfahren – Teilrechte" wird der erste Satz wie folgt geändert:

  "Aufgrund des Zuteilungsverhältnisses von 10:1 haben solche Aktionäre, die eine Anzahl von Bayer-Aktien in ihrem Depot gehalten haben, die nicht glatt durch zehn teilbar ist, Teilrechte an einer Aktie der LANXESS AG (Aktienspitzen) erhalten."

- Unter "Börsenzulassung – Zuteilungsverfahren – Treuhänder" wird der zweite Satz wie folgt geändert:

  "Die Deutsche Bank hat demgemäß vor Wirksamwerden der Abspaltung die auszugebenden LANXESS-Aktien treuhänderisch in Besitz genommen und diese den Bayer-Aktionären nach Eintragung der Abspaltung entsprechend dem im Abspaltungsvertrag festgelegten Zuteilungsverhältnis von 10:1 zur Verfügung gestellt."

- Unter "Börsenzulassung – Zuteilungsverfahren – Durchführung der Zuteilung" wird der erste Absatz ab Ende des ersten Satzes wie folgt geändert:

  "Die Zuteilung der LANXESS-Aktien ist bereits am Abend des 28. Januar 2005 über die Clearstream Banking AG, Frankfurt am Main, im Verhältnis 10:1 mittels Depotgutschrift erfolgt. Die zugeteilten LANXESS-Aktien wurden dem Depot der jeweiligen Bank bei der Clearstream Banking AG, Frankfurt am Main, für Rechnung der betreffenden Aktionäre gutgeschrieben. Die Aktien wurden in zwei Dauer-Globalurkunden verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt sind."

  Im zweiten Absatz werden der dritte und vierte Satz wie folgt geändert:

  "Daher haben die Inhaber von Bayer-ADR im Rahmen der Abspaltung ein Wahlrecht bis zum 27. Januar 2005 erhalten, wonach sie entweder die LANXESS-Aktien entgegennehmen oder den Verkauf der LANXESS-Aktien veranlassen konnten. Diejenigen Inhaber der Bayer-ADR, die keine Weisung bezüglich der Ausübung des Wahlrechts erteilt haben, betrachtet die Depositary Bank so, als hätten sie den Verkauf ihrer LANXESS-Aktien gewählt."

- Unter "Risikofaktoren – Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS – Steuerliche Konsequenzen im Zusammenhang mit der Abspaltung sowie den hierzu durchgeführten vorbereitenden Maßnahmen" wird im ersten Absatz der dritte Satz wie folgt geändert:

  "Dieses für die Teilbetriebseigenschaft im Rahmen der Abspaltung relevante LANXESS Corporate Center ist auf die LANXESS AG übergegangen."

  Im zweiten Absatz wird der erste Satz wie folgt geändert:

  "Auf Grundlage dieser verbindlichen Auskunft gehen auch im Wege der Abspaltung körperschaftsteuerliche und gewerbesteuerliche Verlustvorträge der Bayer AG anteilig auf die LANXESS AG über."

  Im letzten Absatz wird der letzte Satz wie folgt geändert:

  "Damit war die LANXESS GmbH nach Auffassung des Vorstands der LANXESS AG im Zeitpunkt der Abspaltung infolge der aufschiebenden Bedingung nicht wirtschaftlicher Eigentümer dieser Grundstücke, so dass die Abspaltung als solche neben der Grunderwerbsteuer aus dem separaten Kaufvertrag keine weitere Belastung an Grunderwerbsteuer auslöst."

- Unter "Risikofaktoren – Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS – Aufbau verwaltungstechnischer, finanzieller und sonstiger Funktionen sowie weitere Maßnahmen im Zusammenhang mit der Abspaltung" wird der erste Absatz wie folgt geändert:

  "Der Bayer-Konzern hat bis zum Wirksamwerden der Abspaltung am 28. Januar 2005 verwaltungstechnische, finanzielle, rechtliche, informationstechnologische und sonstige Dienstleistungen für die in der LANXESS GmbH und ihren direkten und indirekten Tochtergesellschaften gebündelten Geschäftsaktivitäten erbracht. Das LANXESS Corporate Center, das im Rahmen der Abspaltung auf die LANXESS AG übertragen worden ist, nahm in diesem Rahmen Funktionen unter anderem in den Bereichen Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Internal Auditing, Accounting, Communications, Law & Intellectual Property, Investor Relations und Human Resources wahr. Mitarbeiter der LANXESS GmbH unterstützten das LANXESS Corporate Center bei der Erfüllung seiner Aufgaben."

- Unter "Risikofaktoren – Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS – Pflicht zum öffentlichen Angebot zum Erwerb der Aktien einer börsennotierten Tochtergesellschaft in Indien" werden im ersten Absatz die ersten beiden Sätze wie folgt geändert:

  "Im Rahmen der Abspaltung wurden die Anteile an der LANXESS India Private Ltd., Neu Dehli, Indien, die wiederum Anteile an der Bayer ABS Limited, Baroda, Indien, hält, von der Bayer AG auf die LANXESS GmbH übertragen. Dadurch hält die LANXESS GmbH nunmehr mittelbar 50,97 % der Anteile an der Bayer ABS Limited."

- Unter "Risikofaktoren – Risiken, die sich aus der Börsenzulassung ergeben – Auswirkungen auf den Börsenkurs der LANXESS-Aktien durch das Verhalten von Aktionären unmittelbar nach der Börsenzulassung" wird im ersten Absatz der erste Satz wie folgt geändert:

  "Unmittelbar nach Wirksamwerden der Abspaltung wurden sämtliche Aktien der LANXESS AG von Bayer-Aktionären gehalten."

  Im ersten Absatz wird der letzte Satz wie folgt geändert:

  "Es kann daher nicht ausgeschlossen werden, dass ein Teil der Bayer-Aktionäre, die mit Wirksamwerden der Abspaltung gleichzeitig LANXESS-Aktionäre geworden sind, sich entsprechend ihrer Risikopräferenzen, Investmentstrategien oder den jeweils geltenden Anlagerichtlinien unmittelbar oder kurz nach der Notierungsaufnahme dafür entscheiden, ihre LANXESS-Aktien zu verkaufen."

  Im zweiten Absatz werden die ersten beiden Sätze wie folgt geändert:

  "Die Inhaber von Bayer-ADR hatten im Rahmen der Abspaltung ein Wahlrecht bis zum 27. Januar 2005 erhalten, wonach sie entweder die LANXESS-Aktien entgegennehmen oder den Verkauf der LANXESS-Aktien veranlassen konnten. Haben Inhaber von Bayer-ADR bis zu diesem Zeitpunkt keine Weisung bezüglich der Ausübung des Wahlrechts erteilt, betrachtet die Depositary Bank diese Inhaber so, als hätten sie den Verkauf ihrer LANXESS-Aktien gewählt."

  Im zweiten Absatz wird der letzte Satz wie folgt geändert:

  „Es ist nicht auszuschließen, dass ein Großteil der Inhaber von Bayer-ADR ihr Wahlrecht so ausgeübt haben, dass es zu einem Verkauf der entsprechenden LANXESS-Aktien kommt."

- Unter „Ausgewählte konsolidierte Finanzdaten" wird im zweiten Absatz der zweite Satz wie folgt geändert:

  „Ansatz und Bewertung der auf den LANXESS-Konzern übertragenen Vermögenswerte und Verpflichtungen erfolgten in den Combined Financial Statements nach den Vorschriften der am Abschlussstichtag gültigen Richtlinien des International Accounting Standards Board („IASB"), London."

- Unter "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage – Übersicht – Grundlagen der abschlussbezogenen Berichterstattung" wird im zweiten Absatz der letzte Satz wie folgt geändert:

  "Auf diese Weise sollen – unter der Annahme, dass die Struktur des LANXESS-Konzerns bereits in der Vergangenheit bestanden hätte – Informationen über die historische Vermögens-, Finanz- und Ertragslage des LANXESS-Konzerns vermittelt werden."

  Im dritten Absatz wird der erste Satz wie folgt geändert:

  "Grundsätzlich orientieren sich die Abgrenzungen des übertragenen Geschäfts an den Strukturen der Konzernberichterstattung und damit an den ihr zugrunde liegenden Berichtseinheiten."

  Im vierten Absatz wird der vierte Satz wie folgt geändert:

  "Insbesondere wurden Annahmen für die Nettoverschuldung und den Zinsaufwand, die von der Kapitalstruktur des LANXESS-Konzerns abhängig sind, getroffen."

- Unter "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage – Liquidität und Kapitalquellen – Finanzierung und Liquiditätsquellen – Finanzierung bei Abspaltung" wird im zweiten Absatz der zweite Satz wie folgt geändert:

  "Den LANXESS-Konzern betreffende Finanz-Leasingverträge, die zum Zeitpunkt der Abspaltung bestanden, gingen unmittelbar bzw. mittelbar über Subleaseverträge auf die LANXESS-Konzerngesellschaften über."

- Unter "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage – Management der Marktpreisrisiken bei LANXESS – Zinsrisiko" wird im ersten Absatz der letzte Satz wie folgt geändert:

  "Die angestrebte Nettoverschuldung im LANXESS-Konzern wurde durch eine überwiegend zentrale externe Kreditaufnahme dargestellt."

- Unter "Angaben über die Geschäftstätigkeit von LANXESS – Mitarbeiter und Pensionen" werden im zweiten Absatz die letzten beiden Sätze wie folgt geändert:

  "Diese Mitarbeiter gehören auch nach Wirksamwerden der Abspaltung weiterhin dem Bayer-Konzern an. Dadurch verringert sich die Zahl der Mitarbeiter, die dem LANXESS-Konzern zuzurechnen sind, gegenüber der Gesamtmitarbeiterzahl vom 30. September 2004."

  Im vierten Absatz werden die letzten beiden Sätze wie folgt geändert:

  "Zum 30. September 2004 waren im LANXESS Corporate Center, das bis zum Wirksamwerden der Abspaltung eine organisatorische Einheit innerhalb der Bayer AG darstellte, 56 Mitarbeiter beschäftigt. Zum Zeitpunkt des Wirksamwerdens der Abspaltung am 28. Januar 2005 waren im LANXESS Corporate Center ca. 95 bis 100 Mitarbeiter beschäftigt, deren Arbeitsverhältnisse im Zuge der Abspaltung auf die LANXESS AG übergegangen sind."

- Unter "Angaben über die Geschäftstätigkeit von LANXESS – Programm für Führungskräfte" wird der letzte Satz wie folgt geändert:

  "Der neue Aufsichtsrat der Gesellschaft, der am 29. Januar 2005 sein Amt antritt, wird die Diskussion über ein Beteiligungsprogramm für Vorstandsmitglieder aufnehmen."

- Unter "Angaben über die Geschäftstätigkeit von LANXESS – Grundbesitz und Betriebsstätten" wurde in den ersten beiden Sätzen des zweiten Absatzes aufgrund eines technischen Fehlers die Größe der im Eigentum von LANXESS stehenden Grundflächen (einschließlich der Größe der entwickelten und bebauten Fläche) falsch ausgewiesen. Die beiden Sätze sind wie folgt zu korrigieren:

  „Zum Stichtag 30. September 2004 standen insgesamt ca. 19.480.000 m^2 Grundfläche im Eigentum der LANXESS GmbH sowie ihrer direkten und indirekten Tochtergesellschaften. Davon sind ca. 4.410.000 m^2 entwickelt und ca. 769.000 m^2 bebaut."

  Im vierten Absatz wird der zweite Satz wie folgt geändert:

  "Am 30. Dezember 2004 hat die LANXESS GmbH mit der Bayer AG einen Grundstückskaufvertrag über Grundflächen von insgesamt ca. 937.000 m^2 auf den vorgenannten Werksgeländen abgeschlossen, der mit Ablauf des 29. Januar 2005 wirksam wird."

  Im fünften Absatz wurde im ersten Satz aufgrund eines technischen Fehlers die Größe der noch zu übertragenden Grundfläche im Ausland falsch ausgewiesen. Der entsprechende Satz ist wie folgt zu korrigieren:

  „Weiterhin steht die Übertragung von Grundflächen von insgesamt ca. 176.000 m^2 im Ausland auf LANXESS aus."

- Unter "Angaben über die Geschäftstätigkeit von LANXESS – Rechtsstreitigkeiten/Verfahren vor Verwaltungsbehörden – Siliziumdioxid "Silica"-Fall" wird der letzte Satz wie folgt geändert:

  "Nach dem derzeitigen Stand der Verfahren ist nicht auszuschließen, dass auch Standorte betroffen sind, die im Rahmen der Abspaltung auf LANXESS übergegangen sind und damit eine Haftung von LANXESS auslösen können."

- Unter "Angaben über die Geschäftstätigkeit von LANXESS – Versicherungen" werden die beiden Absätze wie folgt geändert:

  "Bis zum Wirksamwerden der Abspaltung am 28. Januar 2005 waren die LANXESS AG und ihre Tochtergesellschaften über die Gruppenversicherung der Bayer AG gegen die Zerstörung oder Beschädigung ihrer Betriebsstätten und daraus resultierende Betriebsunterbrechungen durch eine Sachschaden- und Betriebsunterbrechungsversicherung versichert. Die Gesellschaft und ihre Tochtergesellschaften verfügten in diesem Rahmen weiterhin über Versicherungsschutz aus Betriebs-, Produkt- und Umwelthaftpflichtversicherungen sowie aus Warentransportversicherungen. Über die Gruppenversicherung der Bayer AG bestand zugunsten der Mitglieder der Organe der Gesellschaft und sämtlicher Tochtergesellschaften weiterhin eine Vermögensschaden-Haftpflichtversicherung (sog. Directors & Officers-Versicherung). Für

LANXESS bestand nach Auffassung der Gesellschaft vor Wirksamwerden der Abspaltung angemessener Versicherungsschutz im industrieüblichen Umfang.

Die Gesellschaft hat unmittelbar vor Wirksamwerden der Abspaltung für sich und ihre direkten und indirekten Tochtergesellschaften neue Versicherungsverträge, die mit der Abspaltung wirksam wurden, abgeschlossen. Es ist nicht auszuschließen, dass durch die Umstellung des Versicherungsschutzes bestimmte Mehrkosten für LANXESS entstehen werden. Nach Auffassung der Gesellschaft besteht auch nach Wirksamwerden der Abspaltung und unter Geltung der von der LANXESS AG neu abgeschlossenen Versicherungsverträge angemessener Versicherungsschutz im industrieüblichen Umfang für die Gesellschaften des LANXESS-Konzerns."

- Unter "Allgemeine Angaben über die LANXESS Aktiengesellschaft– Herstellung und Struktur des LANXESS-Konzerns" werden im ersten Absatz die ersten beiden Sätze wie folgt geändert:

  "Die LANXESS AG hält seit Wirksamwerden der Abspaltung als Obergesellschaft des LANXESS-Konzerns sämtliche Geschäftsanteile der LANXESS GmbH, die selbst operativ tätig und an über 50 in- und ausländischen operativen Gesellschaften beteiligt ist, und nimmt im Wesentlichen Funktionen einer strategischen Holding wahr. Eine Übersicht über die seit Wirksamwerden der Abspaltung direkt oder indirekt von der LANXESS AG gehaltenen wesentlichen Beteiligungen ist im Abschnitt *"Angaben über das Kapital der LANXESS Aktiengesellschaft"* enthalten."

  Der zweite Absatz wird wie folgt geändert:

  "Die Grundstruktur des LANXESS-Konzerns stellt sich seit Wirksamwerden der Abspaltung wie folgt dar:"

  Im dritten Absatz werden der dritte und vierte Satz wie folgt geändert:

  "Zur Herstellung des LANXESS-Konzerns hat die Bayer AG als übertragender Rechtsträger im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG neben anderen Gegenständen ihres Aktiv- und Passivvermögens sämtliche von ihr gehaltenen Geschäftsanteile der LANXESS GmbH als Gesamtheit auf die LANXESS AG als übernehmenden Rechtsträger übertragen. Die LANXESS AG hat als Gegenleistung für das abgespaltene Vermögen 73.034.192 Aktien an die Aktionäre der Bayer AG ausgegeben."

  Im dritten Absatz wird der letzte Satz wie folgt geändert:

  "Die Abspaltung wurde mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln am 28. Januar 2005 wirksam (siehe zur Abspaltung ausführlich *"Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*)."

- Unter "Allgemeine Angaben über die LANXESS Aktiengesellschaft – Aktionärsstruktur" werden die ersten beiden Absätze wie folgt geändert:

  "Zum Zeitpunkt der Veröffentlichung des Prospekts am 19. Januar 2005 hielt die Bayer AG als Alleinaktionärin sämtliche zu diesem Zeitpunkt ausgegebenen 50.000 Stückaktien der LANXESS AG.

  Diese Aktien der Gesellschaft hat die Bayer AG im Wege der Abspaltung am 28. Januar 2005 nach dem Umwandlungsgesetz auf die LANXESS AG übertragen, die diese zusammen mit den aus der Kapitalerhöhung zur Durchführung der Abspaltung entstandenen neuen Aktien an die Aktionäre der Bayer AG ausgegeben hat. Unmittelbar nach dem Wirksamwerden der Abspaltung wurden sämtliche Aktien der LANXESS AG von Aktionären der Bayer AG gehalten. Der rechnerische Anteil eines jeden Aktionärs an der LANXESS AG entsprach damit zu diesem Zeitpunkt seinem rechnerischen Anteil an der Bayer AG (verhältniswahrende Abspaltung)."

  Im dritten Absatz wird der erste Satz wie folgt geändert:

  "Seit dem Wirksamwerden der Abspaltung besteht damit zwischen der Bayer AG und der LANXESS AG kein Beteiligungsverhältnis mehr."

  Der vierte Absatz wird wie folgt geändert:

  "Die Gesellschaft geht auf Grundlage der bisherigen Mitteilungen an die Bayer AG nach dem Wertpapierhandelsgesetz (WpHG) davon aus, dass zum Zeitpunkt des Wirksamwerdens der Abspaltung kein Aktionär mindestens 5 % der Stimmrechte an der Bayer AG hielt und deshalb kein Aktionär unmittelbar nach Wirksamwerden der Abspaltung einen Anteil an der LANXESS AG in Höhe von mindestens 5 % gehalten hat."

- Unter "Allgemeine Angaben über die LANXESS Aktiengesellschaft – Ergebnis und Dividende je Aktie, Dividendenpolitik, Gewinnverwendung" wird der fünfte Absatz wie folgt geändert:

  "Sämtliche mit Wirksamwerden der Abspaltung ausgegebenen 73.034.192 Stückaktien der Gesellschaft sind für das Geschäftsjahr, das am 1. Januar 2004 beginnt, und für alle nachfolgenden Geschäftsjahre gewinnberechtigt."

  In der nach dem siebten Absatz folgenden Übersicht wird die Fußnote wie folgt geändert:

  "Bezogen auf das seit Wirksamwerden der Abspaltung bestehende und zugelassene Grundkapital, eingeteilt in 73.034.192 Stückaktien."

  In der nach dem achten Absatz folgenden Übersicht wird die Fußnote wie folgt geändert:

  "Bezogen auf das seit Wirksamwerden der Abspaltung bestehende und zugelassene Grundkapital, eingeteilt in 73.034.192 Stückaktien."

- Unter "Angaben über das Kapital der LANXESS Aktiengesellschaft – Grundkapital und Aktien" wird der erste Absatz wie folgt geändert:

  "Das Grundkapital der LANXESS Aktiengesellschaft betrug bis zum Wirksamwerden der Abspaltung EUR 50.000,00. Es war eingeteilt in 50.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie. Das Grundkapital in Höhe von EUR 50.000,00 war vollständig eingezahlt worden. Die außerordentliche Hauptversammlung der Gesellschaft beschloss am 21. Dezember 2004 eine Kapitalerhöhung zur Durchführung der Abspaltung, deren Durchführung am 10. Januar 2005 in das Handelsregister der Gesellschaft eingetragen wurde. Seit der Eintragung der Abspaltung in das Handelsregister der Bayer AG am 28. Januar 2005 beträgt das Grundkapital der Gesellschaft nunmehr EUR 73.034.192,00, eingeteilt in 73.034.192 Stückaktien mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie."

  Im dritten Absatz werden die ersten beiden Sätze wie folgt geändert:

  "Sämtliche Aktien der Gesellschaft sind als auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben worden. Die Aktien der LANXESS AG sind in zwei Dauer-Globalurkunden verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt sind."

- Unter "Angaben über das Kapital der LANXESS Aktiengesellschaft – Entwicklung des Grundkapitals" wird der erste Absatz wie folgt geändert:

  "Vom Zeitpunkt der Gründung der Gesellschaft bis zum Wirksamwerden der Abspaltung betrug das Grundkapital EUR 50.000,00 (siehe "*– Grundkapital und Aktien*")."

  Der zweite Absatz wird wie folgt geändert:

  "Die Kapitalerhöhung, durch die das Grundkapital der LANXESS AG von EUR 50.000,00 um EUR 72.984.192,00 auf EUR 73.034.192,00 durch Ausgabe von 72.984.192 auf den Inhaber lautenden Stückaktien erhöht wurde, erfolgte gegen Einbringung der abgespaltenen Gegenstände des Aktiv- und Passivvermögens, d. h. insbesondere der Beteiligung der Bayer AG an der LANXESS GmbH, als Sacheinlage. Die Kapitalerhöhung wurde von der außerordentlichen Hauptversammlung der Gesellschaft am 21. Dezember 2004 beschlossen und am 10. Januar 2005 in das Handelsregister der Gesellschaft eingetragen. Gemäß §§ 125 Satz 1, 66, 130 Abs. 1 UmwG war die Eintragung der Durchführung der Kapitalerhöhung Voraussetzung für die Eintragung der Abspaltung in die Handelsregister der LANXESS AG und der Bayer AG. Mit Eintragung der Abspaltung in das Handelsregister der Bayer AG am 28. Januar 2005 ist die Kapitalerhöhung wirksam geworden."

- Unter "Angaben über das Kapital der LANXESS Aktiengesellschaft – Genehmigtes Kapital" werden im ersten Absatz die beiden letzten Sätze durch folgenden Satz ersetzt:

  „Der Vorstand hat das genehmigte Kapital entsprechend der Anweisung der Hauptversammlung nach Wirksamwerden der Abspaltung am 28. Januar 2005 zur Eintragung in das Handelsregister der LANXESS AG angemeldet."

- Unter "Angaben über das Kapital der LANXESS Aktiengesellschaft – Ermächtigung zum Erwerb eigener Aktien" wird im ersten Absatz der zweite Satz wie folgt geändert:

  "Der Beschluss wurde mit Wirksamwerden der zur Durchführung der Abspaltung beschlossenen Kapitalerhöhung am 28. Januar 2005 wirksam."

- Unter "Angaben über das Kapital der LANXESS Aktiengesellschaft – Beteiligungen" wird im zweiten Absatz der erste Satz wie folgt geändert:

  "Die Anteile an den Tochtergesellschaften werden seit Wirksamwerden der Abspaltung unmittelbar oder mittelbar zu 100 % von der Gesellschaft gehalten."

  In der auf den zweiten Absatz folgenden Übersicht wird der erste Satz der ersten Fußnote durch die beiden folgenden Sätze ersetzt:

  "Die LANXESS Deutschland GmbH ist mit Wirksamwerden der Abspaltung Tochtergesellschaft der LANXESS AG geworden. Zu diesem Zeitpunkt erfolgte die Einlage des Beteiligungsbuchwertes der LANXESS Deutschland GmbH in das Vermögen der LANXESS AG."

- Unter "Angaben über Geschäftsführungs- und Aufsichtsorgane der LANXESS Aktiengesellschaft" wird der erste Absatz wie folgt geändert:

  "Die Organe der Gesellschaft sind der Vorstand, der Aufsichtsrat und die Hauptversammlung. Die Kompetenzen dieser Organe sind im Aktiengesetz, der Satzung sowie in den Geschäftsordnungen des Vorstands und des Aufsichtsrats geregelt."

  Im dritten Absatz wird der erste Satz wie folgt geändert:

  "Der Vorstand führt die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung der Gesellschaft und der Geschäftsordnung für den Vorstand."

  Im fünften Absatz wird der vierte Satz wie folgt geändert:

  "Nach der am 27. Januar 2005 beschlossenen Geschäftsordnung für den Aufsichtsrat muss der Vorstand für bestimmte Geschäfte und Maßnahmen die Zustimmung des Aufsichtsrats einholen, in der Regel vor Vornahme des Geschäfts oder der Maßnahme".

  Im fünften Absatz wird nach dem vierten Satz folgender Satz eingefügt:

  "Dies gilt unter anderem für den Erwerb, die Veräußerung oder Belastung von Grundstücken, grundstücksgleichen Rechten, Rechten an Grundstücken, Unternehmen, Anteilen an Unternehmen oder Gegenständen des beweglichen Anlagevermögens, in jedem Einzelfall, bei dem der Wert EUR 50 Mio. übersteigt, sonstige Investitionen (einschließlich des Abschlusses von Miet- und Leasingverträgen) und Desinvestitionen, falls der Wert im Einzelfall EUR 50 Mio. übersteigt, Kreditaufnahmen (einschließlich der Erhöhung oder Verlängerung bestehender Kredite), falls der einzelne Kredit oder die einzelne Erhöhung EUR 250 Mio. übersteigt und die Aufnahme von Anleihen mit einem Wert von mehr als EUR 300 Mio."

  Im sechsten Absatz werden die beiden letzten Sätze wie folgt geändert:

  "Für die Mitglieder des Vorstands und des Aufsichtsrats bestand bis zum Wirksamwerden der Abspaltung Versicherungsschutz über eine D&O-Versicherung des Bayer-Konzerns. Seit Wirksamwerden der Abspaltung besteht Versicherungsschutz über eine neue D&O-Versicherung des LANXESS-Konzerns (siehe "*Angaben über die Geschäftstätigkeit von LANXESS – Versicherungen*")."

- Unter "Angaben über Geschäftsführungs- und Aufsichtsorgane der LANXESS Aktiengesellschaft – Vorstand" wird im dritten Absatz der zweite Satz wie folgt geändert:

  „Am 27. Januar 2005 hat der Aufsichtsrat der Gesellschaft eine solche Geschäftsordnung für den Vorstand beschlossen."

  Im siebten Absatz wird der zweitletzte Satz wie folgt geändert:

  "Mit Wirkung zum Ablauf des Tages des Wirksamwerdens der Abspaltung, d.h. mit dem 28. Januar 2005, legte Dr. Ulrich Koemm sein Amt in der Bayer Chemicals AG einvernehmlich nieder."

  Im achten Absatz wird der zweitletzte Satz wie folgt geändert:

  "Mit Wirkung zum Ablauf des Tages des Wirksamwerdens der Abspaltung, d.h. mit dem 28. Januar 2005, legte Dr. Martin Wienkenhöver sein Amt in der Bayer Chemicals AG einvernehmlich nieder."

  Im dreizehnten Absatz wird der erste Satz wie folgt geändert:

  "Die Bezüge der Vorstandsmitglieder bestimmen sich seit Wirksamwerden der Abspaltung auf der Grundlage eines Vergütungssystems, das neben einer Grundvergütung eine jährliche variable Vergütung in gleicher Höhe vorsieht."

Der fünfzehnte Absatz wird wie folgt geändert:

"Herr Dr. Ulrich Koemm und Herr Dr. Martin Wienkenhöver hielten zum 28. Januar 2005 1.700 bzw. 3.400 Bayer-Aktien. Mit Wirksamwerden der Abspaltung haben sie entsprechend dem Bezugsverhältnis 170 bzw. 340 Aktien der LANXESS AG erhalten. Dr. Martin Wienkenhöver besitzt derzeit weiterhin eine Option auf den Erwerb weiterer weniger Bayer-Aktien, die ab Anfang 2005 ausgeübt werden kann. Die übrigen Vorstandsmitglieder hielten zum Zeitpunkt des Wirksamwerdens der Abspaltung keine Aktien der Bayer AG und haben aus diesem Grund auch keine Aktien der Gesellschaft erhalten."

- Unter "Angaben über Geschäftsführungs- und Aufsichtsorgane der LANXESS Aktiengesellschaft – Aufsichtsrat" wird der erste Absatz wie folgt geändert:

"Der Aufsichtsrat der LANXESS AG bestand bis zum Ablauf des 28. Januar 2005 aus drei Mitgliedern, die durch die bisherige Alleinaktionärin Bayer AG gewählt worden waren. Da die LANXESS AG bis zum Wirksamwerden der Abspaltung noch keine Arbeitnehmer hatte, fanden die gesetzlichen Regelungen zur Mitbestimmung der Arbeitnehmer im Aufsichtsrat auf die Zusammensetzung des Aufsichtsrats noch keine Anwendung, und es sind zur Zeit noch keine Arbeitnehmervertreter im Aufsichtsrat vertreten."

Im zweiten Absatz wird der erste Satz wie folgt geändert:

"Bis zum Ablauf des 28. Januar 2005 waren Klaus Kühn, Köln, Johannes Dietsch, Wermelskirchen, und Dr. Roland Hartwig, Odenthal, Mitglieder des Aufsichtsrats der Gesellschaft."

Im zweiten Absatz wird der vierte Satz wie folgt geändert:

"Die Mitglieder des Aufsichtsrats legten im Einvernehmen mit der Gesellschaft ihre Ämter mit Wirkung zum Ablauf des 28. Januar 2005 nieder."

Im zweiten Absatz wird der fünfte Satz wie folgt geändert:

"Als neue Aufsichtsratsmitglieder hat die bisherige Alleinaktionärin Bayer AG am 29. Dezember 2004 mit Wirkung zum 29. Januar 2005 die folgenden drei Personen gewählt: Herrn Dr. Rolf Stomberg, Hamburg, Herrn Dr. Friedrich Janssen, Essen, und Herrn Rainer Laufs, Kronberg."

Der dritte Absatz wird wie folgt geändert:

"Die Namen und Haupttätigkeiten der Mitglieder des Aufsichtsrats der LANXESS Aktiengesellschaft, die dem Aufsichtsrat ab dem 29. Januar 2005 angehören, sind:"

Im fünften Absatz werden die ersten beiden Sätze durch folgende Sätze ersetzt:

"Mit Wirksamwerden der Abspaltung am 28. Januar 2005 finden auf die Zusammensetzung des Aufsichtsrats der Gesellschaft die Vorschriften des Mitbestimmungsgesetzes 1976 Anwendung. Seit diesem Zeitpunkt beschäftigt die Gesellschaft eigene Arbeitnehmer."

Im sechsten Absatz wird der erste Satz wie folgt geändert:

"Da sich mit Wirksamwerden der Abspaltung am 28. Januar 2005 die bislang für die Zusammensetzung des Aufsichtsrats anzuwendenden gesetzlichen Vorschriften ändern, ist vorgesehen, am 31. Januar 2005 ein sog. Statusverfahren gemäß §§ 97 ff. AktG einzuleiten."

Im siebten Absatz werden die auf den zweiten Satz folgenden Sätze gestrichen und der erste Satz wie folgt geändert:

„Die Ämter der bereits am 29. Dezember 2004 gewählten drei Aufsichtsratsmitglieder – Herr Dr. Rolf Stomberg, Herr Dr. Friedrich Janssen und Herr Rainer Laufs – enden mit Eintragung der am 29. Dezember 2004 in Hinblick auf das Mitbestimmungsgesetz 1976 beschlossenen Satzungsänderung im Handelsregister."

Nach dem siebten Absatz werden die folgenden neuen Absätze eingefügt:

„Am 27. Januar 2005 hat die Bayer AG, die zu diesem Zeitpunkt noch Alleinaktionärin der LANXESS AG war, die bisherigen drei Aufsichtsratsmitglieder Herr Dr. Rolf Stomberg, Herr Dr. Friedrich Janssen und Herr Rainer Laufs, sowie weitere fünf Mitglieder des Aufsichtsrats der LANXESS AG gewählt, nämlich Herrn Dr. Jürgen F. Kammer, München, Herrn Robert J. Koehler, Wiesbaden, Herrn Lutz Lingnau, Mendham/New Jersey, USA, Herrn Dr. Ulrich Middelmann, Bochum, und Herrn Dr. Sieghardt Rometsch, Düsseldorf. Diese werden als Anteilseignervertreter dem Aufsichtsrat nach Abschluss des Statusverfahrens angehören. Ihre Wahl erfolgte bis zur Beendigung der Hauptversammlung, die über die Entlastung für das zum 31. Dezember 2004 endende Geschäftsjahr beschließt. Die Wahl erfolgte aufschiebend bedingt mit

der Eintragung der am 29. Dezember 2004 in Hinblick auf das Mitbestimmungsgesetz 1976 beschlossenen Satzungsänderung im Handelsregister."

Die Namen und Haupttätigkeiten der fünf Mitglieder des Aufsichtsrats der LANXESS AG, die dem Aufsichtsrat neben den Mitgliedern Herr Dr. Rolf Stomberg, Herr Dr. Friedrich Janssen und Herr Rainer Laufs nach Abschluss des Statusverfahrens angehören werden, sind:

Name	Tätigkeit	Weitere Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Jürgen F. Kammer	Vorsitzender des Aufsichtsrats der Süd-Chemie AG, München	Mitglied des Aufsichtsrats der Villeroy & Boch AG, Mettlach Mitglied des Verwaltungsrats des Wittelsbacher Ausgleichsfonds, München
Robert J. Koehler	Vorsitzender des Vorstands der SGL CARBON AG, Wiesbaden	Vorsitzender des Aufsichtsrats der Benteler AG, Paderborn Mitglied des Aufsichtsrats und des Gesellschafterausschusses der Wacker-Chemie GmbH, München Mitglied des Aufsichtsrats der Pfleiderer AG, Neumarkt Mitglied des Aufsichtsrats der AXA Versicherung AG, Köln Mitglied des Aufsichtsrats der Heidelberger Druckmaschinen AG, Heidelberg
Lutz Lingnau	Mitglied des Vorstands der Schering AG, Berlin	Chairman of the Board of Directors of Berlex Inc., Montville/New Jersey, USA Chairman of the Board of Directors of Medrad Inc., Indianola/Pennsylvania, USA Vice Chairman of the Board of Directors of Schering Berlin Inc., Montville/New Jersey, USA
Prof. h.c. (CHN) Dr. Ulrich Middelmann	Vorsitzender des Vorstands der ThyssenKrupp Steel AG, Duisburg Stellvertretender Vorsitzender des Vorstands der ThyssenKrupp AG, Duisburg/Essen	Vorsitzender des Aufsichtsrats der ThyssenKrupp Stahl AG, Duisburg Vorsitzender des Aufsichtsrats der ThyssenKrupp Technologies AG, Essen Vorsitzender des Aufsichtsrats der Edelstahl Witten-Krefeld GmbH, Witten Vorsitzender des Aufsichtsrats der Eisen- und Hüttenwerke AG, Bochum Vorsitzender des Beirats der Hoberg & Driesch GmbH & Co. KG, Düsseldorf Mitglied des Aufsichtsrats der ThyssenKrupp Automotive AG, Bochum Mitglied des Aufsichtsrats der ThyssenKrupp Elevator AG, Bochum Mitglied des Aufsichtsrats der RAG AG, Essen Weitere Mandate in mit der ThyssenKrupp AG, Duisburg/Essen, *verbundenen Unternehmen* Mitglied des Regionalbeirats Essen der Deutsche Bank AG, Frankfurt a.M. Mitglied des Beirats der Ruhrgas AG, Essen Mitglied des Beirats der STEAG AG, Essen
Dr. Sieghardt Rometsch	Vorsitzender des Aufsichtsrats der HSBC Trinkaus & Burkhardt KGaA, Düsseldorf	Vorsitzender des Aufsichtsrats der APCOA Parking AG, Stuttgart Vorsitzender des Aufsichtsrats des Düsseldorfer Universitätsklinikums, Düsseldorf Member of the Board of HSBC Private Banking Holdings (Suisse) SA, Genf, Schweiz Member of the Board of HSBC Bank Polska S.A., Warschau, Polen Vorsitzender des Beirats der Management Partner GmbH, Stuttgart

Da mit Ablauf der ordentlichen Hauptversammlung der Gesellschaft im Jahr 2005 die Ämter aller Aufsichtsratsmitglieder der Anteilseigner enden, wird eine Neuwahl zum Aufsichtsrat in der ordentlichen Hauptversammlung erfolgen.

Die noch fehlenden acht Arbeitnehmervertreter, die dem Aufsichtsrat nach Abschluss des Statusverfahrens angehören werden, werden entsprechend den Regeln des Aktiengesetzes nach Ablauf der Monatsfrist des Statusverfahrens gerichtlich bestellt. Sofern das Gericht keine bestimmte Amtszeit der gerichtlich bestellten Aufsichtsratsmitglieder festlegt, endet ihre Amtszeit mit der Vollendung der Wahl der Arbeitnehmervertreter nach den Bestimmungen des Mitbestimmungsgesetzes 1976."

Im dreizehnten Absatz wird der letzte Satz wie folgt geändert:

"Nach der Geschäftsordnung des Aufsichtsrats endet die Amtszeit eines Aufsichtsratsmitglieds in jedem Fall mit Ablauf der Hauptversammlung, die auf die Vollendung des 72. Lebensjahres folgt."

Im siebzehnten Absatz wird der letzte Satz wie folgt geändert:

"Eine solche Geschäftsordnung hat der Aufsichtsrat am 27. Januar 2005 beschlossen."

Im achtzehnten Absatz wird folgender Satz am Ende angefügt:

„Sämtliche gegenwärtigen und bereits gewählten zukünftigen Anteilseignervertreter im Aufsichtsrat der LANXESS AG wurden auf Basis eines Beschlusses der Gesellschafterversammlung der LANXESS GmbH vom 28. Januar 2005 in den Aufsichtsrat der LANXESS GmbH gewählt. In dieser Funktion erhalten sie bezogen auf das Geschäftsjahr eine Vergütung in Höhe von EUR 5.000 p.a."

Der neunzehnte Absatz wird wie folgt geändert:

„Im Geschäftsjahr 2004 erhielten die drei Aufsichtsratsmitglieder, die dem Aufsichtsrat der Gesellschaft bis zum Ablauf des 28. Januar 2005 angehörten, keine gesonderte Vergütung für ihre Tätigkeit."

Der zwanzigste Absatz wird wie folgt geändert:

„Gegen die drei Aufsichtsratsmitglieder, die dem Aufsichtsrat der Gesellschaft bis zum Ablauf des 28. Januar 2005 angehörten, sowie die bereits gewählten zukünftigen acht Aufsichtsratsmitglieder der Anteilseigner wurden in den letzten fünf Jahren keinerlei Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Straf- oder Kapitalmarktrechts verhängt."

Der einundzwanzigste Absatz wird wie folgt geändert:

"Die zukünftigen Aufsichtsratsmitglieder Herr Dr. Stomberg und Herr Dr. Rometsch hielten im Zeitpunkt des Wirksamwerdens der Abspaltung 2.000 bzw. 4.050 Bayer-Aktien, so dass sie nunmehr entsprechend dem Bezugsverhältnis 200 bzw. 405 Aktien der LANXESS AG halten."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Abspaltungs- und Übernahmevertrag zwischen der LANXESS AG und der Bayer AG" wird der zweite Satz wie folgt geändert:

  "Dieser bestimmt das abgespaltene Vermögen und regelt die Einzelheiten der Übertragung bestimmter Gegenstände des Aktiv- und Passivvermögens, insbesondere sämtlicher Geschäftsanteile der LANXESS GmbH, von der Bayer AG auf die LANXESS AG sowie der im Gegenzug erfolgenden Ausgabe der LANXESS-Aktien an die Aktionäre der Bayer AG."

  Der vierte Satz wird wie folgt geändert:

  "Die Abspaltung wurde mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln am 28. Januar 2005 wirksam."

  Der fünfte Satz wird mit Ausnahme des Klammerzusatzes gestrichen. Der Klammerzusatz wird an den vorangegangenen Satz angehängt.

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Grundlagenvertrag zwischen der LANXESS AG und der Bayer AG – Haftungsverteilung im Innenverhältnis" wird im ersten Absatz der zweite Satz wie folgt geändert:

  "Danach haften die LANXESS AG und die mit ihr verbundenen Unternehmen (§ 15 AktG) im Innenverhältnis nur für die Verbindlichkeiten, die zum Zeitpunkt des Wirksamwerdens der Abspaltung, also am 28. Januar 2005, bestanden und ihnen im Rahmen der Maßnahmen zur Zusammenfassung der Chemie- und Polymeraktivitäten zugeordnet wurden."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Liefer- und Leistungsbeziehungen – Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer MaterialScience – Rahmenliefervertrag zwischen der Bayer MaterialScience AG und der LANXESS GmbH" wird der erste Satz wie folgt geändert:

  „Auf Basis des Rahmenliefervertrags zwischen der Bayer MaterialScience AG und der LANXESS GmbH bestehen insbesondere wesentliche Einzelvereinbarungen über Lieferungen

von Anilin, azeotroper Salpetersäure, Formaldehyd und Polycarbonat durch die Bayer MaterialScience AG an die LANXESS GmbH."

Der letzte Satz des Absatzes wird gestrichen.

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Liefer- und Leistungsbeziehungen – Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer CropScience" wird der erste Satz wie folgt geändert:

  „Zwischen der LANXESS GmbH und der Bayer CropScience AG bestehen Rahmenlieferverträge, die auf unbestimmte Zeit abgeschlossen worden sind."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Liefer- und Leistungsbeziehungen – Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer CropScience – Einzelvereinbarungen zum Rahmenliefervertrag der LANXESS GmbH mit der Bayer CropScience AG" wird der einzige Absatz wie folgt geändert:

  „Auf Basis des Rahmenliefervertrags zwischen der LANXESS GmbH und der Bayer CropScience AG sollen insbesondere folgende Einzelverträge über Lieferungen der LANXESS GmbH an die Gesellschaften des Teilkonzerns Bayer CropScience abgeschlossen werden: 1, 2-Proylendiamin, 3-Trifluormethylacetophenon, 3, 5-Dichlorphenylisocyanat und Benzylamin."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Liefer- und Leistungsbeziehungen – Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer HealthCare" wird der erste Absatz wie folgt geändert:

  „Zwischen der LANXESS GmbH und der Bayer HealthCare AG besteht ein Rahmenvertrag über Lieferungen der LANXESS GmbH an die Bayer HealthCare AG. Der Vertrag hat eine Mindestlaufzeit bis zum 31. Dezember 2009."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Grundstückskaufvertrag zwischen der LANXESS GmbH und der Bayer AG" wird der zweite Satz wie folgt geändert:

  "Der Grundstückskaufvertrag wird mit Ablauf des 29. Januar 2005 wirksam."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Standortvereinbarung zwischen der LANXESS GmbH, der Bayer Industry Services GmbH & Co. OHG und der Bayer AG" wird im ersten Absatz der erste Satz wie folgt geändert:

  "Die LANXESS GmbH hat am 30. Dezember 2004 mit der Bayer AG und der Bayer Industry Services GmbH & Co. OHG ("BIS") eine sog. Standortvereinbarung für den Chemiepark an den Standorten Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel abgeschlossen, die zugleich mit dem Grundstückskaufvertrag, d.h. mit Ablauf des 29. Januar 2005, wirksam wird."

- Unter „Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern – Weitere Vereinbarungen" wird der zweite Absatz wie folgt geändert:

  „Zwischen der LANXESS (Pty) Ltd., Südafrika, der Bayer (Pty) Ltd., Südafrika, und der Bayer Mining Holdings (Pty) Ltd., Südafrika, wurde zur Regelung der Rechte der LANXESS (Pty) Ltd. und der Bayer (Pty) Ltd. als Gesellschafter der Bayer Mining Holdings (Pty) Ltd. eine Gesellschaftervereinbarung (sog. „Shareholder Agreement") abgeschlossen."

  Der sechste Absatz wird wie folgt geändert:

  „Im Zusammenhang mit der Begebung der Wandelschuldverschreibung über EUR 200 Mio. an die Bayer AG hatte die Gesellschaft mit der Bayer AG eine Vereinbarung abgeschlossen, nach der die Bayer AG auf einen Teil der ihr aus der Wandelschuldverschreibung geschuldeten Zinsen in Höhe von 6 % p.a. vorläufig verzichtet hatte. Höchst vorsorglich waren dabei die Regeln über die aktienrechtliche Nachgründung eingehalten worden. Der Verzicht war auflösend bedingt durch das Wirksamwerden der Abspaltung und ist damit am 28. Januar 2005 entfallen. Die Gesellschaft schuldet damit der Bayer AG entsprechend den Anleihebedingungen der

Wandelschuldverschreibung Zinsen in Höhe von 6 % p.a. seit dem Zeitpunkt der Begebung der Wandelschuldverschreibung."

Der siebte Absatz wird wie folgt geändert:

„Zwischen der Bayer AG und der LANXESS GmbH bestand bis zum Wirksamwerden der Abspaltung eine Vereinbarung, auf deren Grundlage die Bayer AG durch das LANXESS Corporate Center, das bei der Bayer AG eingerichtet war, Dienstleistungen, die den Aufgabengebieten des LANXESS Corporate Center zuzuordnen waren, gegenüber der LANXESS GmbH erbracht hat. Bei dem LANXESS Corporate Center handelte es sich um eine organisatorisch verselbstständigte Abteilung des Corporate Center der Bayer AG, in der die wesentlichen Leitungs- und Steuerungsfunktionen für den LANXESS-Konzern gebündelt und wahrgenommen wurden. Die Vereinbarung ist mit Wirksamwerden der Abspaltung am 28. Januar 2005 zusammen mit dem LANXESS Corporate Center von der Bayer AG auf die LANXESS AG übertragen worden und besteht nunmehr zwischen der LANXESS AG und der LANXESS GmbH."

- Unter "Geschäfte und Rechtsbeziehungen mit nahestehenden Personen – Geschäfte und Rechtsbeziehungen mit anderen nahestehenden Personen – Ämter in Aufsichts- und Leitungsgremien" werden im ersten Absatz die letzten beiden Sätze wie folgt geändert:

  "Darüber hinaus sind Dr. Ulrich Koemm und Dr. Martin Wienkenhöver bis zum Ablauf des 28. Januar 2005 Mitglieder des Vorstands der Bayer Chemicals AG, Leverkusen, gewesen. Mit Ablauf dieses Tages legten sie ihre Ämter einvernehmlich nieder."

  Der zweite Absatz wird wie folgt geändert:

  "Die Aufsichtsratsmitglieder, die noch bis zum Ablauf des 28. Januar 2005 dem Aufsichtsrat angehörten, haben weiterhin verschiedene Ämter in Aufsichtsgremien mit der Bayer AG verbundener Unternehmen inne."

- Unter "Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS" wird der zweite Absatz wie folgt geändert:

  "Die Neuausrichtung des Bayer-Konzerns wurde – vereinfacht ausgedrückt – in zwei Schritten vollzogen."

  Der dritte Absatz wird wie folgt geändert:

  "In einem ersten Schritt war im Laufe des Jahres 2004 der ganz überwiegende Teil der im LANXESS-Konzern fortzuführenden Chemie- und Polymeraktivitäten, einschließlich der Auslandsaktivitäten sowie bestimmter Service und Corporate Center-Funktionen, in der LANXESS GmbH, die bis zum Wirksamwerden der Abspaltung am 28. Januar 2005 noch eine 100 %ige Tochtergesellschaft der Bayer AG war, sowie ihren direkten und indirekten Tochtergesellschaften zusammengefasst worden."

  Im vierten Absatz wird der erste Satz wie folgt geändert:

  "Im zweiten Schritt wurden sämtliche Geschäftsanteile der LANXESS GmbH auf die LANXESS AG nach dem Umwandlungsgesetz abgespalten."

- Unter "Weitere Einzelheiten und Erläuterung zur Abspaltung von LANXESS – Erster Schritt - Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten – Bildung des LANXESS Corporate Center" wird der einzige Absatz wie folgt geändert:

  "Innerhalb des Corporate Center der Bayer AG wurde eine organisatorisch verselbstständigte Abteilung aufgebaut, in der die wesentlichen Leitungs- und Steuerungsfunktionen für den LANXESS-Konzern gebündelt und wahrgenommen wurden ("LANXESS Corporate Center"). Insgesamt bestand das LANXESS Corporate Center zum 30. September 2004 aus 56 Mitarbeitern. Das LANXESS Corporate Center wurde bis zum Wirksamwerden der Abspaltung am 28. Januar 2005 durch die vier Vorstandsmitglieder der LANXESS AG geleitet, die bis zum Wirksamwerden der Abspaltung Arbeitsverträge mit der Bayer AG hatten."

- Unter "Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS –Zweiter Schritt – Abspaltung" wird der erste Absatz wie folgt geändert:

  "Nach der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren direkten und indirekten Tochtergesellschaften erfolgte die Trennung vom Bayer-Konzern im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG. Danach übertrug die Bayer AG als übertragender Rechtsträger sämtliche Geschäftsanteile der LANXESS GmbH sowie andere Teile ihres Vermögens als Gesamtheit auf die LANXESS AG als übernehmenden

Rechtsträger. Die LANXESS AG als übernehmender Rechtsträger hat als Gegenleistung für das abgespaltene Vermögen Aktien der LANXESS AG an die Aktionäre der Bayer AG ausgegeben."

Im zweiten Absatz wird der erste Satz bis zum Doppelpunkt wie folgt geändert:

"Im Zuge der Abspaltung übertrug die Bayer AG im wesentlichen die folgenden Gegenstände ihres Aktiv- und Passivvermögens als Gesamtheit auf die LANXESS AG:"

Der vierte Absatz wird wie folgt geändert:

"Die nachstehende sog. Abspaltungsbilanz wurde als Anlage diesem Abspaltungs- und Übernahmevertrag beigefügt. Sie diente ausschließlich der Bestimmung der Vermögensgegenstände des Aktiv- und Passivvermögens der Bayer AG, die nach dem Abspaltungs- und Übernahmevertrag zu dem von der Bayer AG abgespaltenen Vermögen gehören und weist allein diese Vermögensgegenstände aus."

In der nach dem vierten Absatz folgenden Abspaltungsbilanz wurde aufgrund eines Fehlers bei der Drucklegung des Börsenzulassungsprospekts auf der Passiv-Seite die Summe des Eigenkapitals falsch ausgewiesen. Die Summe des Eigenkapitals wird aus diesem Grund korrigiert auf:

"836.247.899,28"

Im achten Absatz wird der zweite Satz wie folgt geändert:

"Die Abspaltung selbst wurde jedoch erst mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln am 28. Januar 2005 wirksam."

Im achten Absatz wird der letzte Satz gestrichen.

Der neunte Absatz wird wie folgt geändert:

"Die Übertragung des abgespaltenen Vermögens erfolgte im Verhältnis zwischen der Bayer AG und der LANXESS AG mit wirtschaftlicher Wirkung zum 1. Juli 2004. Von diesem Zeitpunkt an werden im Verhältnis zwischen der Bayer AG und der LANXESS AG die Geschäfte, die den abgespaltenen Teil des Vermögens der Bayer AG betreffen, für Rechnung der LANXESS AG vorgenommen."

Der zehnte Absatz wird wie folgt geändert:

"Die Abspaltung erfolgte gegen Gewährung von auf den Inhaber lautenden Stückaktien der LANXESS AG an die Aktionäre der Bayer AG zum Zeitpunkt des Wirksamwerdens der Abspaltung. Neben Aktien, die aus einer am 21. Dezember 2004 von der Hauptversammlung der LANXESS AG zur Durchführung der Abspaltung beschlossenen Kapitalerhöhung stammen, wurden auch die von der Bayer AG im Zuge der Abspaltung auf die LANXESS AG übertragenen 50.000 auf den Inhaber lautenden Stückaktien an die Aktionäre der Bayer AG ausgegeben. Die Kapitalerhöhung, durch die das Grundkapital der LANXESS AG von EUR 50.000,00 um EUR 72.984.192 auf EUR 73.034.192 durch Ausgabe von 72.984.192 auf den Inhaber lautenden Stammaktien erhöht wurde, erfolgte gegen Sacheinlage der abgespaltenen Gegenstände des Aktiv- und Passivvermögens, d.h. insbesondere der Geschäftsanteile der LANXESS GmbH. Für jeweils zehn Aktien der Bayer AG wurde jeweils eine Aktie der LANXESS AG ausgegeben (zum Zuteilungsverfahren und zur Vermittlung von Teilrechten siehe "*Börsenzulassung – Zuteilungsverfahren*")."

Der siebzehnte Absatz wird wie folgt geändert:

"Die Gesellschaft trägt die im Rahmen der Durchführung der Kapitalerhöhung entstandenen Kosten in Höhe von ca. EUR 100.000. Im Übrigen trägt die Bayer AG die durch die Abspaltung entstandenen Kosten sowie die externen Kosten (einschließlich der Vergütung der Globalen Koordinatoren) der Börsenzulassung der LANXESS-Aktien."

- Unter "Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS – Haftungsfolgen" wird der erste Absatz wie folgt geändert:

  "Die Abspaltung wirkt sich auf die Haftung der LANXESS AG wie folgt aus:"

Aufgrund des Börsenzulassungsprospekts vom 18. Januar 2005, ergänzt durch den Nachtrag Nr. 1 vom 28. Januar 2005, wurden

Stück 73.034.192 (EUR 73.034.192,00) auf den Inhaber lautende Stammaktien in Form von nennwertlosen Stückaktien
(gesamtes Grundkapital),

bestehend aus

Stück 50.000 (EUR 50.000,00) auf den Inhaber lautenden Stammaktien in Form von nennwertlosen Stückaktien
(bisheriges Grundkapital)

und aus

Stück 72.984.192 (EUR 72.984.192,00) auf den Inhaber lautenden Stammaktien in Form von nennwertlosen Stückaktien
aus der am 21. Dezember 2004 beschlossenen und am 28. Januar 2005 wirksam gewordenen Kapitalerhöhung gegen Sacheinlage,

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004,

- International Securities Identification Number (ISIN): DE 0005470405 -
- Wertpapier-Kenn-Nummer: 547040 -
- Common Code: 020904992 -

der

LANXESS Aktiengesellschaft
Leverkusen

zum amtlichen Markt sowie gleichzeitig zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse zugelassen.

Leverkusen und Frankfurt am Main, im Januar 2005

LANXESS Aktiengesellschaft

Deutsche Bank
Aktiengesellschaft

Morgan Stanley Bank AG